Exhibit 10.26

DATED 2 November 2009

APOLLO LEISURE GROUP LIMITED	(1)

THE AMBASSADOR THEATRE GROUP LIMITED	(2)

and

LIVE NATION, INC	(3)

SHARE PURCHASE AGREEMENT relating to the sale and purchase of the whole of the issued share capital of LIVE NATION (VENUES) UK LIMITED

Hammonds LLP

7 Devonshire Square London EC2M 4YH DX 136546 Bishopsgate 2

Telephone +44 (0)20 7655 1000

Website www.hammonds.com

Hammonds LLP is a limited liability partnership registered in England and Wales with registered number OC335584. It is regulated by the Solicitors Regulation Authority of England and Wales. A list of the members and their professional qualifications is open to inspection at the registered office 7 Devonshire Square London EC2M 4YH. We use the word “Partner” to refer to a member of Hammonds LLP or an employee or consultant with equivalent standing and qualifications.

Reference: NPA/JHP/CLE.110-231

8636329.03

CONTENTS

1	DEFINITIONS AND INTERPRETATION	1

2	SALE AND PURCHASE	9

3	CONSIDERATION	10

4	EXCHANGE OF CONTRACTS	10

5	PRE-COMPLETION OBLIGATIONS	10

6	COMPLETION	11

7	POST-COMPLETION OBLIGATIONS	13

8	WARRANTIES	13

9	ADVANCE TICKETS AND FREE CASH RECONCILIATION	14

10	NET ASSET STATEMENT	16

11	INDEMNITIES	17

12	GUARANTEE	20

13	SENIOR EMPLOYEES	21

14	PENSIONS	21

15	CONFIDENTIALITY AND USE OF NAMES	21

16	TAX	22

17	ANNOUNCEMENTS	22

18	GENERAL	22

19	ASSIGNMENT	23

20	ENTIRE AGREEMENT	24

21	NOTICES	24

22	COUNTERPARTS	25

23	GOVERNING LAW AND JURISDICTION	25

i

SCHEDULE 1	27

PART 1 – TARGET GROUP	27

PART 2 – DETAILS OF THE TARGET	28

PART 3 – SUBSIDIARY	29

SCHEDULE 2 WARRANTIES	30

SCHEDULE 3 LIMITATIONS	47

SCHEDULE 4 PROPERTIES	51

SCHEDULE 5 BUYER’S WARRANTIES	53

SCHEDULE 6 TAX	54

SCHEDULE 7 THE NET ASSET STATEMENT	81

SCHEDULE 8 ADVANCE TICKET AND FREE CASH RECONCILIATION AGREED FORM DOCUMENTS	83

Disclosure Letter

ENA Methodology

Officer Resignation Letters

Pension Scheme Trustee Resignations

Security Interest Releases

Ticketmaster Deed of Accession

Trade Mark Licence

Transitional Services Agreement

ii

DATE OF AGREEMENT	2 November 2009

PARTIES

(1)	APOLLO LEISURE GROUP LIMITED, a company incorporated in England (company number: 2129195) whose registered office is at 2nd Floor Regent Arcade House 19-25 Argyll Street London W1F 7TS (the “Seller”);

(2)	THE AMBASSADOR THEATRE GROUP LIMITED, a company incorporated in England (company number 02671052) of The Ambassadors, Peacocks Centre, Woking, Surrey, GU21 6GQ (the “Buyer”); and

(3)	LIVE NATION, INC., a company incorporated in Delaware of 9348 Civic Center Drive, Beverly Hills, California 90210, United States (the “Guarantor”).

INTRODUCTION

A	The Seller is the legal and beneficial owner of the whole of the issued share capital of the Target.

B	The Seller has agreed to sell the whole of the issued share capital of the Target to the Buyer on the terms of this agreement.

C	The Guarantor has agreed to guarantee the obligations of the Seller under this agreement.

IT IS AGREED THAT:

1	DEFINITIONS AND INTERPRETATION

1.1	In this agreement the following words and expressions shall have the following meanings.

“Advance Payments” means all amounts paid by the Target on or before the Transfer Date in respect of goods or services to be supplied to the Target pursuant to any Contract after the Transfer Date.

“Advance Ticket Receipts” means all amounts paid to the Target on or before the Transfer Date in respect of the sale of tickets for events to be held in the Theatres after the Transfer Date calculated on the same basis and taking into account the items, as set out in, the proforma illustration of Advance Ticket Receipts as set out at Schedule 8.

“ASB” means the Accounting Standards Board Limited, a company registered in England and Wales (company number 2526824), or such other body prescribed by the Secretary of State from time to time pursuant to the Companies Acts.

“Associate” means any person, firm or company which is a connected person (as defined in section 839 Taxes Act) of the Seller, or which is an associated company of the Seller within the meaning of section 416 Taxes Act but excluding the Target Group.

“Book Debts” means all trade and other debts, such debts to include VAT (whether due for payment or not), owing to the Target as at the Transfer Date but excluding any debts owing from any member of the Seller’s Group.

“Business” means the business of operating and where applicable owning each of the Properties as carried on by the Target Group at the Signing Date.

“Business Day” means any day (other than a Saturday, Sunday or a bank or public holiday) during which clearing banks are open for business in the City of London.

“Buyer’s Group” means the Buyer, any subsidiary of the Buyer, any holding company of the Buyer and any subsidiary of any holding company of the Buyer, from time to time.

“Buyer’s Solicitors” means Denton Wilde Sapte LLP of One Fleet Place, London, EC4M 7WS.

“Buyer’s Solicitors Bank Account” means the bank account with account number 67072440 and sort code 15-80-00.

“Cash at Bank” means the actual positive £(sterling) cash figure as represents cash held in the Target’s bank accounts as at the Transfer Date as stated in the books and records of the Target excluding the London Show Escrow Accounts.

“Companies Acts” means the applicable provisions of the Companies Act 1985 and the Companies Act 2006 from time to time in force and as they are supplemented and amended.

“Completion” means completion of the sale and purchase of the Shares on the Completion Date in accordance with clause 6.

“Completion Date” means no later than 16:59 GMT hours on 2 November 2009.

“Confidential Business Information” means all or any information of a secret or proprietary or confidential nature (however stored) and not publicly known which is owned by any member of the Target Group and which is used primarily in relation to the business of the Target Group including the Database.

“Contract” means any contract or commitment (whether written or oral) to which any member of the Target Group is a party which is wholly or partly unperformed as at the Signing Date but excluding rights in respect of any leases, tenancies or licences under which certain of the Properties are held.

“Database” means the database of individuals who have purchased tickets for productions presented or to be presented at the Theatres and/or applied for membership of the Live Card programme (including the address, telephone and/or email address of such individuals).

“Data-Protection Legislation” means:

(a)	the Data Protection Act 1998 (as the same may be amended or modified from time to time);

(b)	the Privacy and Electronic Communications (EC Directive) Regulations 2003 as may be amended or modified from time to time;

(c)	all or any guidance or codes of practice issued by the Information Commissioner’s Office, and any statutes, regulations or directives from time to time relating to the processing of personal data; and

(d)	any regulations, laws, codes, guidance and restrictions in each jurisdiction in which the relevant member of the Target Group has a permanent establishment, agency or place of business or in which it carries on any trade or in which it receives, stores, maintains, processes, controls or transmits or relays personal data (including sensitive personal data).

“Data Room” means the electronic data room containing documents and information relating to the Target Group made available by the Seller, the contents of which are listed in the Data Room Index.

“Data Room Index” means the index of documents attached at Appendix 1 to the Disclosure Letter.

“Disclosure Bundle” means the documents in the agreed form attached to or referred to in the Disclosure Letter.

“Disclosure Letter” means the letter in the agreed form dated the same date as this agreement from the Seller to the Buyer disclosing information, including the contents of the Data Room, constituting exceptions to the Warranties and the Tax Warranties and details of other matters referred to in this agreement.

“Dominion Theatre” means the Dominion Theatre, 268-269 Tottenham Court Road, London, W1T 7AQ more particularly described in a sub lease dated 20 May 1988 made between Butlins Limited (1) and Saveflex Limited (2) registered at the Land Registry with Title Absolute under title number NGL616483.

“ENA Methodology” means the methodology in the agreed form as is to be adopted by the parties in determining the Estimated Net Assets.

“Estimated Advance Ticket Receipts” means the £(sterling) figure agreed as an estimate of the Advance Ticket Receipts being £22,739,092.

“Estimated Cash at Bank” means the £(sterling) figure agreed as an estimate of the Cash at Bank being £734,763.

“Estimated Free Cash” means the £(sterling) figure agreed as an estimate of the Free Cash being £841,799.

“Estimated Net Assets” means the £(sterling) figure agreed in accordance with the ENA Methodology as an estimate of the Net Assets being minus £4,267,459 (-£4,267,459).

“Estimated Reconciliation” means the £(sterling) figure as representing the Estimated Advance Ticket Receipts less the Estimated Free Cash being £21,897,292.

“Estimated Theatre Float” means the £(sterling) figure agreed as an estimate of the Theatre Float being £107,036.

“Free Cash” means the Theatre Float and the Cash at Bank.

“GAAP” means generally accepted accounting practices, principles and standards in compliance with all applicable laws in the United Kingdom including without limitation the legal principles set out in the Companies Acts, rulings and abstracts of the ASB and guidelines, conventions, rules and procedures of accounting practice in the United Kingdom which are regarded as permissible by the ASB.

“Indebtedness” means all Intercompany Indebtedness and any indebtedness as represents borrowings from a financial institution made to any member of the Target Group (whether or not due for payment) by any lending institution.

“Intellectual Property” means any patents, trade marks, goodwill or right to sue for passing off, copyrights and related rights, registered designs, unregistered design rights, database rights, performers’ rights, trade secrets and other confidential information, know-how, business or trade names (including internet domain names and e-mail address names) and all other intellectual and industrial property and rights of a similar or corresponding nature in any part of the world for the full term of the rights, whether registered or not or capable of registration or not, and including the right to apply for and all applications for any of the foregoing rights and:

(a)	any similar or equivalent rights and assets;

(b)	any licences, applications, permissions or consents granted, applied for or given in respect of the rights in any of the above; and

(c)	designations and rights under any international convention for protection of any of the rights in any of the above,

which may now or in the future subsist anywhere in the world.

“Interest” means an annual rate equal to one per cent. (1%) above the base rate of Barclays Bank plc from time to time, calculated on a daily basis.

“IP Agreements” means all arrangements, agreements, licences, authorisations and permissions (in whatever form and whether express or implied) under which any member of the Target Group:

(a)	uses or exploits Third Party Intellectual Property Rights; and

(b)	has licensed or agreed to license Intellectual Property to, or otherwise permitted the use of any Target Intellectual Property Rights by, any third party.

“Intercompany Indebtedness” means any indebtedness (whether or not due for payment) of any member of the Target to:

(a)	any member of the Seller’s Group; or

(b)	any director, officer, employee or shareholder of any member of the Seller’s Group,

but shall not include any items on normal trading account or any salary payments or proper expenses of directors and employees of any member of the Target Group fairly listed in the Disclosure Letter.

“Last Accounts” means the audited balance sheet of the Target as at the Last Accounts Date and the audited profit and loss account of the Target made up to the Last Accounts Date and the auditor’s and the directors’ reports and notes thereon.

“Last Accounts Date” means 31 December 2008.

“Leakage” means:

(a)	any dividend or distribution declared, paid or made by the Target to or for the benefit of the Seller; or

(b)	any payments made (or future benefits granted) to (or assets transferred to, or liabilities assumed, indemnified, guaranteed, secured or insured for the benefit of) any member of the Seller’s Group; or

(c)	any payments made by the Target to, or at the direction of, the Seller’s Group in respect of any share capital or other securities of the Target being created, issued, redeemed, purchased or repaid or any other return of capital; or

(d)	the waiver, release or discount by the Target of any amount owed to it by the Seller’s Group; or

(e)	any payment or obligation to pay or incur any third party costs or expenses relating to the transactions contemplated by this Agreement; or

(f)	any agreement or arrangement made or entered into by the Target to do or give effect to any matter referred to in (a) to (e) above.

“Leases” means the leases in place in respect of such of the Properties as are held on a leasehold basis as set out at Schedule 4.

“Live Nation GPPP” means the Live Nation Group Personal Pension Plan with Friends Provident.

“Live Nation Life Assurance Scheme” means the life assurance only scheme known as the Live Nation (Venues) UK Limited Group Life Assurance Scheme.

“Live Nation Limited” means Live Nation Limited (company number: 3805556) of 2nd Floor, Regent Arcade House, 19-25 Argyll Street, London W1F 7TS.

“Live Nation Pension Scheme” means the defined benefit, occupational pension scheme known as the Live Nation (Venues) UK Limited Pension & Life Assurance Scheme (Pensions Regulator registration number 10216092).

“Live Nation Pension Scheme Valuation” means the actuarial valuation of the Live Nation Pension Scheme as at 1 April 2009 for the purposes of section 224 of the Pensions Act 2004.

“Live Nation Stakeholder Scheme” means the Live Nation Group Stakeholder Pension Plan with Friends Provident.

“London Show Escrow Accounts” means such balances as are held in escrow in respect of each of the Lion King and the Wicked productions currently showing at each of the Lyceum and Apollo Victoria.

“Mackintosh Foundation Charge” has the meaning given to it in Part 2 of Schedule 1.

“Management Accounts” means the unaudited balance sheet and profit and loss account of the Target and the Target cash flow for each month in the 9 month period ended on 30 September 2009.

“Material Contracts” means those contracts of the Target Group listed as such in a Appendix 2 to the Disclosure Letter.

“Net Assets” means the net current assets of the Target at the Transfer Date as calculated in accordance with the provisions of Schedule 7.

“Net Asset Statement” means the statement to be prepared in accordance with the provisions of clause 10 and Schedule 7 showing the Net Assets in the format set out in Part 3 of Schedule 7.

“Ordinary Presenting Agreement” means any agreement under which any person is granted the right to hire and/or use all or any part of the Properties for any particular event or events whether for a single date or for multiple dates.

“Owned Target Intellectual Property Rights” means all the Intellectual Property owned by any member of the Target Group including the Database.

“Pension Payment” means the pension payment of £1,392,000 to be made immediately before Completion such payment representing a settlement as calculated by reference to the funding deficit in the Live Nation Pension Scheme as measured on an ongoing basis as at 1 April 2009 with such payment having been made by the Target to the trustees of the Live Nation Pension Scheme using funds provided to the Target by the Seller’s Group recognising that less than 10% of the members of the Live Nation Pension Scheme are current employees of the Target and that the majority of members of the Live Nation Pension Scheme are not (or as the case may be were not) employed at any of the Properties and instead provide or provided (as the case may be) their services in respect of other venues either owned or managed or formerly owned or managed by either the Target or the Seller’s Group.

“Pension Schemes” means the Live Nation Pension Scheme, the Live Nation GPPP, the Live Nation Stakeholder Scheme and the Live Nation Life Assurance Scheme.

“Properties” means all the freehold and leasehold properties owned or occupied or used by any member of the Target Group, brief details of which are set out in Part 1 of Schedule 4 and “Property” means any one of them.

“Property Creditors” means any and all liabilities of any member of the Target Group in respect of the Properties arising in connection with (i) dilapidations and/or (ii) any obligation to repair, or redecorate, or reinstate or on account of any other works to be carried out at any of the Properties not subject to the Leases.

“Reconciliation” means the actual £(sterling) figure as represents the Advance Ticket Receipts less the Free Cash as such figure is calculated in accordance with the provisions of clause 9 by reference to the format for such calculation as set out in Schedule 8.

“Relevant Benefits” has the meaning set out in section 393(B)(1) of the Income Tax (Earnings and Pensions) Act 2003 but as if section 393(B)(2) did not apply and shall include benefits within section 393(B)(3).

“Security Interest” means any mortgage, charge, assignment, guarantee, indemnity, debenture, pledge, declaration of trust, lien, right of set off or any encumbrance.

“Seller’s Group” means the Seller, any subsidiary undertaking of the Seller, any parent undertaking of the Seller and any subsidiary undertaking of any parent undertaking of the Seller and any associated undertaking of any such person, from time to time, but excluding the Target Group.

“Seller’s Solicitors” means Hammonds LLP of 7 Devonshire Square London EC2H 4YH (ref: NPA/CLE.110-231).

“Seller’s Solicitors Bank Account” means Hammonds LLP client account number 00199536, sort code 30-00-05 at Lloyds TSB, 6-7 Park Row, Leeds LS1 1NX.

“Shares” means the 200 ordinary shares of £1.00 each in the capital of the Target.

“Signing Date” means the date of this agreement.

“Subsidiary” means First Family Entertainment LLP, brief details of which are set out in Part 3 of Schedule 1.

“Target” means Live Nation (Venues) UK Limited, brief details of which are set out in Part 2 of Schedule 1.

“Target Group” means the Target and the Subsidiary.

“Target Intellectual Property Rights” means all the Intellectual Property owned, used or held for use by any member of the Target Group including the Database.

“Tax” has the meaning given to it in Schedule 6.

“Tax Authority” has the meaning given to it in Schedule 6.

“Tax Covenant” has the meaning given to it in Schedule 6.

“Tax Warranties” has the meaning given to it in Schedule 6.

“Taxes Act” has the meaning given to it in Schedule 6.

“Theatre Float” means the actual aggregate amount of cash held by the Target at each Theatre as at the Transfer Date.

“Theatres” means each of the Properties save for Grehan House, Oxford and School House, Manchester.

“Third Party Intellectual Property Rights” means all Intellectual Property owned by a third party and used or held for use by any member of the Target Group.

“Ticketmaster” means Ticketmaster of 3701 Wilshire Boulevard, 9th Floor, Los Angeles, California, 90010 and Ticketmaster UK Limited of 48 Leicester Square, London EC2H 7LR.

“Ticketmaster Agreement” means the agreement between SFX Entertainment Inc (now Live Nation, Inc) and SFX UK Holdings Limited (now Live Nation Limited) dated 28 March 2001.

“Ticketmaster Accession Agreement” means the accession agreement in the agreed form to be entered into between the Buyer, the Seller, Live Nation Limited, the Guarantor and Ticketmaster on Completion.

“Trade Mark Licence” means the licence granted by Live Nation (Music) UK Limited, a member of the Seller’s Group to the Target to use the “Apollo” name in the agreed form.

“Transfer Agreements” means the business sale and purchase agreements entered into by the Target with each of Apollo Leisure Group Limited and Live Nation (Music) UK Limited respectively copies of which are included in the Disclosure Bundle.

“Transfer Date” means 11:59pm on Saturday, 31 October 2009;

“Transitional Services Agreement” means the agreement in the agreed form to be entered into between the Buyer and the Seller on Completion.

“UKLA” means the Financial Services Authority acting in its capacity as the UK Listing Authority.

“Warranties” means the warranties set out in Schedule 2.

1.2	Any reference to a statutory provision shall be construed as including references to all statutory provisions or other subordinate legislation made pursuant to that statutory provision.

1.3	Unless the context otherwise requires, all words and expressions which are defined in the Companies Acts shall have the same meanings in this agreement.

1.4	A person is “connected” with another if that person is connected with another within the meaning of Section 839 of the Income and Corporation Taxes Act 1988.

1.5	Unless the context otherwise requires:

(a)	words denoting the singular include the plural and vice versa;

(b)	words denoting any gender include all other genders;

(c)	any reference to “persons” includes individuals, bodies corporate, companies, partnerships, unincorporated associations, firms, trusts and all other legal entities;

(d)	all references to time are to London time;

(e)	any reference to a party is to a party to this agreement.

1.6	Clause headings are for convenience only and shall not affect the interpretation of this agreement. Any reference to a clause, sub-clause, paragraph or schedule is to the relevant clause, sub-clause, paragraph or schedule of this agreement.

1.7	The schedules to this agreement shall for all purposes form part of this agreement.

1.8	Any reference to a document being in the “agreed form” means a document in a form agreed by the parties and initialled by, or on behalf of, each of them for the purposes of identification.

1.9	Any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

2	SALE AND PURCHASE

2.1	Subject to the terms and conditions of this agreement, the Seller shall at Completion sell with full title guarantee and the Buyer shall purchase the Shares and section 6(2) of the Law of Property Miscellaneous Provisions Act 1994 shall not apply to such sale and purchase.

2.2	The Seller shall at Completion waive:

(a)	all pre-emption rights in respect of the Shares; and

(b)	any other rights which restrict the transfer of the Shares,

conferred on the Seller whether by the articles of association of the Target, by agreement or otherwise.

2.3	The Seller covenants with the Buyer that:

(a)	the Shares are fully paid (or credited as fully paid) and constitute the whole of the allotted and issued share capital of the Target;

(b)	the Seller is entitled to sell and transfer the full legal and beneficial ownership of the Shares to the Buyer on the terms set out in this agreement without the consent of any third party; and

(c)	the Shares will be sold and transferred to the Buyer free from all Security Interests and together with all accrued benefits and rights attaching or accruing to the Shares, including all dividends declared on or after the date of this agreement.

2.4	Each of the covenants given by the Seller pursuant to clause 2.3 will be deemed to be repeated at Completion.

2.5	Notwithstanding anything to the contrary in this agreement, the Target’s interest in the Dominion Theatre is excluded from this agreement and the transactions contemplated hereby. The Buyer acknowledges and agrees that:

(a)	the Consideration excludes the Target’s interest in the Dominion Theatre;

(b)	neither it nor any member of the Target Group shall have any interest whatsoever in or to the Dominion Theatre after Completion; and

(c)	the Buyer will (at the Seller’s sole cost and expense) take such all further actions after Completion upon the Seller’s request as may be reasonably necessary to fully complete the assignment and transfer of the Target’s interest in the Dominion Theatre from the Target Group to the Seller’s Group.

3	CONSIDERATION

The consideration for the purchase of the Shares shall be the sum of £90,000,000 payable in cash at Completion subject to adjustment in accordance with this agreement (the “Consideration”).

4	EXCHANGE OF CONTRACTS

4.1	Exchange of contracts (“Exchange”) shall take place at the offices of the Sellers’ Solicitors immediately after the signing of this agreement on the date of this agreement when each of the events in clauses 4.2 to 4.3 shall occur.

4.2	At Exchange, the Seller shall deliver to the Buyer:

(a)	the Disclosure Letter duly executed for and on behalf of the Seller;

(b)	the Trade Mark Licence in the agreed form;

(c)	the Ticketmaster Accession Agreement in the agreed form; and

(d)	the Transitional Services Agreement in the agreed form.

4.3	At Exchange, there shall be delivered or made available to the Buyer by the Seller as evidence of the authority of each person entering into an agreement or document on behalf of the Seller, a certified copy of a resolution of the board of directors (or a duly authorised committee) of the Seller and/or a power of attorney conferring such authority.

4.4	Upon completion of all of the matters specified in clauses 4.2 to 4.3:

(a)	the Buyer shall deliver the Disclosure Letter duly executed for and on behalf of the Buyer; and

(b)	as evidence of the authority of each person entering into an agreement or document on behalf of the Buyer, the Buyer shall deliver to the Seller a certified copy of a resolution of the board of directors (or a duly authorised committee) of the Buyer and/or a power of attorney conferring such authority.

5	PRE-COMPLETION OBLIGATIONS

5.1	In the period from the Signing Date until Completion the Seller shall procure that the Target Group shall:

(a)	carry on the Business as a going concern in the normal and ordinary course of business as the Target Group has run the Business for the last twelve months so far as reasonably practicable;

(b)	not grant or create or agree to grant any Security Interest over or affecting the Target Group;

(c)	keep the Buyer updated upon reasonable written request in respect of the Business and promptly provide to the Buyer any information which it may reasonably require in relation to the Business; and

(d)	ensure that all financial transactions relating to the Business shall be conducted through the Target’s bank account or in the cash float at each of the Theatres.

5.2	The Seller shall maintain in force (or procure that any relevant member of the Seller’s Group shall maintain in force) up to and including the Completion Date all policies of insurance relating to the Target Group and which are in force at the Signing Date. If any of the Properties or any of the material physical assets in the properties are lost, destroyed or damaged prior to the Completion Date, the Seller shall procure that any insurance monies recoverable in respect thereof shall be paid to the Target and the Seller shall (or shall procure that any other relevant person shall) direct the relevant insurance company accordingly, and in such event any such insurance monies received by the Seller shall be promptly paid to the Buyer and pending such payment shall be held by it on trust for the Buyer absolutely.

5.3	The Seller shall covenant to the Buyer that between Exchange and Completion:

(a)	no member of the Seller’s Group will receive or benefit from or will become entitled to receive any Leakage; and

(b)	no member of the Seller’s Group will consent to or vote in favour of any Leakage being paid or made,

provided that this clause 5 shall not prevent the operation of the Transfer Agreements and it is agreed that any sums received by the Target in relation to the business transferred under the Transfer Agreements shall be promptly paid to the Seller by the Target.

5.4	The Seller shall pay to the Buyer on demand an amount equal to any Leakage.

6	COMPLETION

6.1	Completion shall take place at the offices of the Seller’s Solicitors on the Completion Date or at such agreed time prior to the Completion Date when each of the events set out in clauses 6.2 to 6.4 shall occur.

6.2	At Completion, the Seller shall deliver to the Buyer:

(a)	duly completed and executed transfers of the Shares in favour of the Buyer or as it directs;

(b)	the certificates for the Shares;

(c)	the resignations of Paul Robert Latham, Stuart Robert Douglas and Alan Brian Ridgeway as directors or as members (as applicable) of each member of the Target Group and the secretary of each member of the Target Group in the agreed form from their respective offices;

(d)	the resignations of each of David Vickers and Brian Newman as trustees of the Pension Schemes in the agreed form; and

(e)	evidence in the agreed form that all charges, debentures and other Security Interests (other than the Mackintosh Foundation Charge) affecting each member of the Target Group have been released and discharged in full.

6.3	At Completion, there shall be delivered or made available to the Buyer by the Seller:

(a)	the Trade Mark Licence duly executed for and on behalf of Live Nation (Music) UK Limited and the Target;

(b)	the Ticketmaster Accession Agreement duly executed for and on behalf of the Seller and each applicable member of the Seller’s Group and Ticketmaster; and

(c)	the Transitional Services Agreement duly executed for and on behalf of the Seller and the Guarantor;

(d)	the register of members and other statutory registers of the Target duly made up to Completion;

(e)	an amount equal to the Estimated Reconciliation less the amounts standing in the London Show Escrow Accounts (as specified in Schedule 8) such aggregate amount to be paid by the Seller to the Buyer’s Solicitor’s Bank Account at Completion;

(f)	the title deeds relating to each of the Properties as are in the possession of the Target as set out at section 1.12 of the Data Room;

(g)	the Pension Payment shall be made by way of a bankers draft from the Seller’s Group on behalf of the Target; and

(h)	bank statements of all bank accounts of the Target as at a date not more than 5 Business Days prior to Completion.

6.4	The Seller shall procure that at Completion, a board meeting of the Target shall be duly convened and held at which, with effect from Completion:

(a)	the transfers referred to in clause 6.2(a) shall (subject to applicable stamping) be approved and registered;

(b)	such persons as the Buyer shall nominate shall be appointed as directors and as the secretary of the Target and the resignations referred to in clause 6.2(c) shall be submitted and accepted;

(c)	any Intercompany Indebtedness shall be settled in full; and

(d)	the registered office of the Target shall be changed to such address as the Buyer shall specify.

6.5	Upon completion of all of the matters specified in clauses 6.2 to 6.4 the Buyer shall:

(a)	pay the sum of £90,000,000 by telegraphic transfer to the Seller’s Solicitors Bank Account; and

(b)	the Buyer shall deliver to the Seller the Ticketmaster Accession Agreement duly executed on behalf of the Buyer and on behalf of Ticketmaster; and

(c)	the Buyer shall deliver to the Seller the Transitional Services Agreement duly executed on behalf of the Buyer.

6.6	The Buyer may in its absolute discretion waive any requirement contained in clauses 6.2 to 6.4 (inclusive) but shall not be obliged to complete the purchase of any of the Shares unless the purchase of all the Shares is completed simultaneously in accordance with such clauses and this agreement.

7	POST-COMPLETION OBLIGATIONS

7.1	The Seller undertakes that, immediately following Completion until such time as the transfers of the Shares have been registered in the register of members of the Target, the Seller will hold those Shares registered in its name on trust for and as nominee for the Buyer or its nominee(s) and undertakes to hold all dividends and distributions and exercise all voting rights available in respect of the Shares in accordance with the directions of the Buyer or its nominee(s) and if the Seller is in breach of the undertakings contained in this clause the Seller irrevocably authorises the Buyer to appoint some person or persons to execute all instruments or proxies (including consents to short notice) or other documents which the Buyer or its nominee(s) may reasonably require and which may be necessary to enable the Buyer or its nominee(s) to attend and vote at general meetings of the Target and to do any thing or things necessary to give effect to the rights contained in this clause 7.1.

7.2	With effect from Completion, the parties agree that the confidentiality undertaking dated 20 May 2009 between the Seller and the Buyer relating to the Target Group shall be terminated.

8	WARRANTIES

8.1	As at the Signing Date the Seller warrants to the Buyer that each Warranty and Tax Warranty is true and accurate and not misleading as at the date of this agreement, subject only to:

(a)	any matter fairly disclosed in the Disclosure Letter;

(b)	the limitations and qualifications set out in this clause 8 and Schedule 3; and

(c)	in relation to the Tax Warranties only, the limitations and qualifications set out in Part 4 of Schedule 6.

8.2	Each Warranty and Tax Warranty made or given in respect of the Target shall be deemed to be a warranty made or given in respect of each member of the Target Group and (unless the context or subject matter otherwise requires) the expression the “Target” in the Warranties and the Tax Warranties shall be construed accordingly.

8.3	If any Warranty or Tax Warranty is qualified by the expression “so far as the Seller is aware” or “to the best of the knowledge, information and belief of the Seller” or words to such effect, such expression shall mean that the Seller shall be deemed to have knowledge of all facts, matters and circumstances actually known to the Seller and which would have been known to the Seller had it made all reasonable enquiries of the Seller’s Group regarding the subject matter of the Warranty or Tax Warranty.

8.4	Notwithstanding any other provisions of this agreement or any other agreement or document entered into pursuant to this agreement, none of the limitations contained in this clause 8, Schedule 3, Schedule 6 or the Disclosure Letter nor any statutory limitation shall apply to any claim for breach of the Warranties, the Tax Warranties or under the Tax Covenant where the fact, matter or circumstance giving rise to the claim arises as a result of fraud by the Seller.

8.5	If any amount is paid by the Seller in respect of a breach of any Warranty or Tax Warranty or otherwise pursuant to this clause 8, the amount of such payment shall be deemed to constitute a reduction in the consideration payable under this agreement.

8.6	The liability of the Seller under the Warranties, the Tax Warranties and the Tax Covenant should be limited pursuant to the provisions of Schedule 3 and Part 4 of Schedule 6.

8.7	The Seller agrees that any information supplied by the Target or the Subsidiary or by or on behalf of the employees, directors, agents or officers of the Target and the Subsidiary (“Officers”) to the Seller or its advisers in connection with the Warranties, the information disclosed in the Disclosure Letter or otherwise shall not constitute a warranty, representation or guarantee as to the accuracy of such information provided by the Target, the Subsidiary or the Officers in favour of the Seller, and the Seller hereby undertakes to the Buyer and to the Target, the Subsidiary and each Officer that it waives any and all claims which it might otherwise have against any of them in respect of such claims.

8.8	The Buyer warrants to the Seller in the terms set out in Schedule 5.

9	ADVANCE TICkETS AND FREE CASH RECONCILIATION

9.1	As soon as reasonably practicable after the Signing Date and in any event within 14 days of the Signing Date, the Seller shall prepare and submit to the Buyer a draft of the Reconciliation (the “Draft Reconciliation”). The Draft Reconciliation shall be prepared in accordance with the format as set out at Schedule 8 and shall give a figure for the Reconciliation. The Buyer shall procure that the Seller is given all such assistance and access to all such information in the Buyer’s possession or control as it may reasonably require in order to enable the Seller to prepare the Draft Reconciliation.

9.2	The Buyer shall, within 10 Business Days after receipt of the Draft Reconciliation, give written notice to the Seller stating whether or not the Buyer proposes any amendments to the Draft Reconciliation.

9.3

Unless the Buyer gives notice in accordance with clause 9.2 that it has proposed amendments to the Draft Reconciliation, then the Draft Reconciliation shall constitute the Reconciliation for the purposes of this Agreement. If the Buyer gives notice in accordance with clause 9.2 that it has proposed amendments to the Draft Reconciliation then the Buyer and the Seller shall, within the period of 5 Business Days after receipt by the Seller of such notice, seek to agree the proposed amendments.

9.4	In the event of:

(a)	a failure by the Seller to submit the Draft Reconciliation to the Buyer within the period referred to in clause 9.1; or

(b)	any dispute between the Buyer and the Seller as to any matter relevant to the Draft Reconciliation remaining unresolved at the expiry of the period of 5 Business Days referred to in clause 9.3;

such failure or dispute shall be referred to an independent firm of chartered accountants agreed by the Buyer and the Seller within 5 Business Days of such failure or notification of dispute or, in the event of a failure to agree such firm within 5 Business Days, to an independent firm of chartered accountants appointed by the President for the time being of the Institute of Chartered Accountants in England and Wales on the application of either the Buyer or the Seller (the “Accountants”). Such Accountants shall determine the Reconciliation. The fees of any such Accountants shall be paid by the Buyer and/or the Seller in the proportions determined by the Accountants. The Buyer and the Seller shall procure that such Accountants are given all such assistance and access to all such information in the Buyer’s or (as the case may be) the Seller’s possession or control as the Accountants may reasonably require in order to determine the Reconciliation. Any Accountants appointed under this clause 9 shall act as experts and not as arbitrators and their determination shall be binding on the parties.

9.5	If the Reconciliation provides a figure which is:

(a)	a lower figure than the Estimated Reconciliation then the Buyer shall pay to the Seller in cash a sum equal to the amount of any short fall;

(b)	a greater figure than the Estimated Reconciliation then the Seller shall pay to the Buyer in cash a sum equal to the amount of any excess; and

any payment required under the preceding provisions of this clause 9 shall be made in the case of the payment to the Seller by means of a telegraphic transfer to the Seller’s Solicitors Bank Account and in the case of a payment to the Buyer by means of a telegraphic transfer to the Buyer’s Solicitors Bank Account. Any sum which becomes payable under this clause shall be due for payment within 3 Business Days of the Reconciliation being determined. Any sum which becomes payable by the Buyer to the Seller under the preceding provisions of this clause 9.5 shall constitute a corresponding increase in the Consideration whilst any sum which becomes payable by the Seller to the Buyer under the preceding provisions of this clause 9.5 shall constitute a corresponding reduction in the amount of the Consideration.

9.6	Any payment made pursuant to clause 9 shall carry Interest from the Signing Date to the date of actual payment (both dates inclusive).

9.7	For the avoidance of doubt no payment shall be payable under the terms of this clause 9 if Completion does not take place.

10	NET ASSET STATEMENT

10.1	As soon as reasonably practicable after Completion and in any event within 60 days of the Signing Date, the Buyer shall prepare and submit to the Seller a draft of the Net Asset Statement (the “Draft Statement”). The Draft Statement shall be prepared in accordance with Schedule 7 and shall give a figure for the Net Assets. The Seller shall procure that the Buyer is given all such assistance and access to all such information in the Seller’s possession or control as it may reasonably require in order to enable the Buyer to prepare the Draft Statement.

10.2	The Seller shall, within 15 Business Days after receipt of the Draft Statement, give written notice to the Buyer stating whether or not the Seller proposes any amendments to the Draft Statement.

10.3	Unless the Seller gives notice in accordance with clause 10.2 that it has proposed amendments to the Draft Statement, then the Draft Statement shall constitute the Net Asset Statement for the purposes of this Agreement. If the Seller gives notice in accordance with clause 10.2 that it has proposed amendments to the Draft Statement then the Buyer and the Seller shall, within the period of 10 Business Days after receipt by the Buyer of such notice, seek to agree the proposed amendments.

10.4	In the event of:

(a)	a failure by the Buyer to submit the Draft Statement to the Seller within the period referred to in clause 10.1; or

(b)	any dispute between the Buyer and the Seller as to any matter relevant to the Draft Statement or the Net Asset Statement remaining unresolved at the expiry of the period of 10 Business Days referred to in clause 10.3;

such failure or dispute shall be referred to the Accountants in accordance with the provisions as pertain to the appointment of the Accountants as set out at clause 9.4. Such Accountants shall determine the Net Asset Statement. The fees of any such Accountants shall be paid by the Buyer and/or the Seller in the proportions determined by the Accountants. The Buyer and the Seller shall procure that such Accountants are given all such assistance and access to all such information in the Buyer’s or (as the case may be) the Seller’s possession or control as the Accountants may reasonably require in order to determine the Net Asset Statement. Any Accountants appointed under this clause 10 shall act as experts and not as arbitrators and their determination shall be binding on the parties.

10.5	If the Net Assets (being negative) comprise:

(a)	a greater negative sum than the Estimated Net Assets then the Seller shall pay to the Buyer in cash a sum equal to the amount of any such excess;

(b)	a lower negative sum than the Estimated Net Assets then the Buyer shall pay to the Seller in cash a sum equal to the amount by which it is lower;

So that, by way of example, if the Estimated Net Assets are minus £1,000 (-£1,000) and the Net Assets are minus £1,500 (-£1,500) the Net Assets would be a greater negative sum than the Estimated Net Assets. If the Estimated Net Assets are minus £1,000 (-£1,000) and the Net Assets are minus £500 (-£500) then the Net Assets would be a lower negative sum than the Estimated Net Assets.

Any payment required under the preceding provisions of this clause 10 shall be made in the case of the payment to the Seller by means of a telegraphic transfer to the Seller’s Solicitors Bank Account and in the case of a payment to the Buyer by means of a telegraphic transfer to the Buyer’s Solicitors Bank Account. Any sum which becomes payable under this clause shall be due for payment within 3 Business Days of the Net Asset Statement being determined. Any sum which becomes payable by the Buyer to the Seller under the preceding provisions of this clause 10.5 shall constitute a corresponding increase in the Consideration whilst any sum which becomes payable by the Seller to the Buyer under the preceding provisions of this clause 10.5 shall constitute a corresponding reduction in the amount of the Consideration.

10.6	Any payment made pursuant to clause 10 shall carry Interest from the Signing Date to the date of actual payment (both dates inclusive).

10.7	For the avoidance of doubt no payment shall be payable under the terms of this clause 10 if Completion does not take place.

10.8	The Seller confirms that Book Debts have been collected and creditors of the Business have been paid in the ordinary course in accordance with the Target’s usual practice.

11	INDEMNITIES

11.1	With effect from Completion, the Seller agrees to indemnify and keep indemnified the Buyer and each member of the Target Group from and against all demands, claims, liabilities (whether actual or contingent), losses, costs and expenses whatsoever excluding any losses, costs or expenses in respect of Tax but including all interest, penalties, legal and other costs and expenses, together with value added and similar taxes thereon (if applicable), made against or suffered or incurred by the Buyer or any member of the Target Group in connection with:

(a)	the sale, transfer or other disposal of any assets, properties or investments (or any interest in any assets, properties or investments) by the Target prior to Completion whether pursuant to the Transfer Agreements or otherwise including, but not limited to the following related matters:

(i)	the transfer of the Target’s interest in the Dominion Theatre and the Buyer’s performance of the obligations in clause 2.5(c);

(ii)	the employment or termination of employment before completion of the Transfer Agreements of any of the transferring employees named in the Transfer Agreements or any other person employed in, or assigned to, the business to be transferred pursuant to the Transfer Agreements;

(iii)	any failure by the Target to comply with its obligations to any trade union or other worker representative prior to completion of the Transfer Agreements solely in respect of the employees transferred under the Transfer Agreements (the “Transferred Employees”);

(iv)	any payments due to the Transferred Employees or any other person employed in, or assigned to, the business to be transferred pursuant to the Transfer Agreements, in respect of their employment up to and including the date of completion of the Transfer Agreements (including but not limited to payments under or in connection with any profit related pay or other incentive or bonus scheme applicable to the Transferred Employees or any other person employed in, or assigned to, the business to be transferred pursuant to the Transfer Agreements immediately before completion of the Transfer Agreements) whether or not such payment arises from or in connection with the period of employment on or after completion of the Transfer Agreements;

(v)	any accrued but untaken holiday entitlements of the Transferred Employees or any other person employed in, or assigned to, the business to be transferred pursuant to the Transfer Agreements up to and including the date of completion of the Transfer Agreements;

(vi)	the employment or termination of employment of any Transferred Employees whose contract of employment does not, or who claims that his contract of employment does not, transfer;

(vii)	the employment details of the Transferred Employees or any employee liability information as defined in Regulation 11 of the Transfer of Undertakings (Protection of Employment) Regulations 2006 being in any material respect untrue, inaccurate, incomplete or misleading;

(b)	the conduct by any member of the Target Group prior to Completion of any business or activity other than the business or activity as relates to the ownership and/or management and operation of the Properties;

(c)	the ownership or occupation by any member of the Target Group prior to Completion of any property other than the Properties;

(d)	any guarantees given by any member of the Target Group prior to the date hereof on behalf of any member of the Seller’s Group in relation to any property;

(e)	the sale of the Shares pursuant to this agreement including any transaction, brokerage or advisory fees incurred or borne by any member of the Target Group and any fees, commissions, bonuses or other incentives and any costs or expenses paid or payable by any member of the Target Group to any directors, officers, employees, agents or advisers of the Seller’s Group or the Target Group in connection with the sale of the Shares pursuant to this agreement or the preparation of the Target Group for sale prior to Completion; and

(f)	any claim or allegation by Key Brand Entertainment Inc (“Key Brand”) in relation to:

(i)	the Bidding Rights Agreement effective as of January 23, 2008 and made between Live Nation Worldwide, Inc. and Key Brand;

(ii)	the Exclusivity Agreement and Amendment to Bidding Rights Agreement executed on January 15, 2009 and made between Key Brand and Live Nation Worldwide, Inc.; and

(iii)	any other agreement or arrangement made between Key Brand or any of its subsidiary or associated companies and any member of the Seller’s Group or any of its agents in respect of the Target and/or all or any of its assets or any other pre-emption or matching right in respect of the Target and/or all or any of its assets, including the summons and complaint filed by Key Brand in the Superior Court of the State of California under case number BC425092 and any other lawsuit or action in any other court in California or any other state of the United States of America or elsewhere in relation to the same or similar subject matter or in connection with any of the above agreements or arrangements;

(g)	any claims made by the Landlord in respect of dilapidations which may accrue or have accrued to the Landlord against the tenant of the Lease dated 4 November 2004 made between The Oxford City Council (“Council”) (1) Clear Channel Entertainment (Theatrical) Limited (2) relating to The Old Fire Station, 40 George Street, Oxford and 21 Gloucester Green Oxford under the terms of that Lease which claims are a condition of the acceptance by the Council of a surrender of that Lease by Target PROVIDED THAT:

(i)	legal completion of such surrender takes place before 31 December 2010;

(ii)	any liability under this clause shall not exceed £90,000 inclusive of VAT; and

(iii)	negotiations in respect of the surrender shall be conducted by Terry Carnes or such other person as is appointed by the Seller on behalf of the Target who shall consult with the Buyer in respect of such negotiations and take the Buyer’s instructions in respect of the other aspects of such surrender not concerning dilapidations and the Buyer shall not take (or refrain from taking) any action which would compromise such negotiations.

11.2	All sums payable by the Seller under this clause 11 shall be paid within 14 Business Days of demand by the Buyer in full without any deduction or withholding. If the Seller is compelled by law to make any deduction or withholding from any such sums or if any payment hereunder shall be or become subject to any tax, duty, levy or impost of any nature (whether before or after the same has been paid to the Buyer) the Seller will immediately pay to the Buyer such additional amount or amounts as will result in payment to and retention by the Buyer of the full amount which would have been received and retained but for such deduction or withholding or the imposition of such tax, duty, levy or impost.

11.3	Any release, settlement or discharge between the Buyer and the Seller under this clause 11 shall be conditional upon no security or payment made or given to the Buyer being avoided reduced, set aside or rendered unenforceable by virtue of any provision or enactment now or hereafter in force relating to bankruptcy, insolvency or liquidation and if any such security or payment shall be avoided, reduced, set aside or rendered unenforceable the Buyer shall be entitled to recover the full amount or value of any such security or payment from the Seller and otherwise to enforce this clause as if such release, settlement or discharge had not taken place.

11.4	The provisions of paragraph 9 of Schedule 3 shall apply in respect of any claim made by either the Buyer or any member of the Target Group under this clause 11 to provide the Seller with full rights of conduct in respect of any such claims. For the avoidance of doubt, no other provision in Schedule 3 shall in any way limit the liability of the Seller or the Guarantor under this clause 11.

11.5	Notwithstanding any of the indemnities provided in this clause 11 no indemnity whether express or implied is provided whatsoever in respect of the Pension Schemes and the rights of the members of the Pension Schemes.

12	GUARANTEE

12.1	With effect from Completion, the Guarantor hereby irrevocably and unconditionally guarantees as a continuing guarantee the payment when due of all sums due owing or outstanding from the Seller to the Buyer under this agreement and the due performance by the Seller of all and several the Seller’s obligations under this agreement and all documents ancillary hereto and thereto and agrees to indemnify the Buyer from and against all loss, damage, costs and expenses which the Buyer may suffer through or arising from any failure by the Seller to perform any of its said obligations or any failure by the Seller duly, fully and punctually to pay any sum required to be paid by it in relation to or otherwise to perform its said obligations.

12.2	All sums payable hereunder by the Guarantor shall be paid immediately on demand by the Buyer in full without any deduction, withholding, counter claim or set off. If the Guarantor is compelled by law to make any deduction or withholding from any such sums or if any payment hereunder shall be subject to any tax, duty, levy or impost of any nature (whether before or after the same has been paid to the Buyer) the Guarantor shall immediately pay to the Buyer such additional amount or amounts as shall result in payment to and retention by the Buyer of the full amount which would have been received and retained by the Buyer but for such deduction or withholding or the imposition of such tax, duty, levy or impost.

12.3	Without prejudice to the Buyer’s rights against the Seller as between the Buyer and the Guarantor, the Guarantor shall be liable hereunder as if it were the sole principal debtor and not merely a surety, and its liability hereunder shall not be released, discharged or diminished by:

(a)	any legal limitation lack of capacity or authorisation or defect in the actions of the Seller or any co surety in relation to, any invalidity or unenforceability of, or any variation (whether or not agreed by the Guarantor) of any of the terms of this agreement or any document ancillary hereto or thereto, or the bankruptcy, liquidation, insolvency, or dissolution of the Seller;

(b)	any forbearance, neglect or delay in seeking performance of the obligations of the Seller or any co surety, any granting of time indulgence or other relief to the Seller or any co surety in relation to such performance, or any composition with, discharge, waiver or release of the Seller or any co surety; or

(c)	any other act, omission, fact or circumstance which might otherwise release, discharge or diminish the liability of a guarantor.

12.4	Any release, settlement or discharge between the Buyer and the Guarantor shall be conditional upon no security or payment made or given to the Buyer being avoided,

reduced, set aside or rendered unenforceable by virtue of any provision or enactment now or hereafter in force relating to bankruptcy, insolvency or liquidation and if any such security or payment shall be avoided, reduced, set aside or rendered unenforceable the Buyer shall be entitled to recover the full amount or value of any such security or payment from the Guarantor and otherwise to enforce this clause 12 as if such release, settlement or discharge had not taken place.

13	SENIOR EMPLOYEES

13.1	The Buyer (on behalf of itself and hereby undertaking that it shall procure that each member of the Buyer’s Group shall comply with the provisions of this clause 13.1 as if they were themselves the Buyer) hereby agrees that for a period of 12 months after Completion that it shall make no offer of employment to any person who is employed either by the Seller’s Group or by the Target in the immediate 12 month period prior to Completion who has senior managerial responsibility or who is in a position where they deal directly with producers or who is a venue manager.

13.2	The Seller (on behalf of itself and hereby undertaking that it shall procure that each member of the Seller’s Group shall comply with the provisions of this clause 13.2 as if they were themselves the Seller) hereby agrees that for a period of 12 months after Completion that it shall make no offer of employment to any person who is employed by the Buyer’s Group in the immediate 12 month period prior to Completion who has senior managerial responsibility or who is in a position where they deal directly with producers or who is a venue manager

13.3	For the purposes of this clause 13 the term “employment” shall include any offer of employment, consultancy, agency, directorship, partnership or any remunerative appointment whatsoever.

14	PENSIONS

The current active members of the Live Nation Pension Scheme who are employed at the Southampton Guildhall have become deferred members of the Live Nation Pension Scheme at completion of the Transfer Agreements as they will have ceased to be employees of Target. The Seller will make alternative provision for their future pension provision.

15	CONFIDENTIALITY AND USE OF NAMES

15.1	The Seller shall not at any time after the date of Completion disclose or knowingly permit there to be disclosed any Confidential Business Information which it has or acquires PROVIDED THAT this clause shall not apply if and to the extent that:

(a)	such Confidential Business Information has ceased to be confidential or come into the public domain (other than as a result of breach of any obligation of confidence by the Seller or any member of the Seller’s Group); or

(b)	any disclosure of such Confidential Business Information has been authorised by the Buyer; or

(c)	disclosure of the Confidential Business Information concerned is required by law or by any regulatory body.

15.2	The Seller shall not at any time after the date of Completion either as principal or partner, alone or jointly with, through or as manager, adviser, consultant or agent for any person or in any other capacity use or otherwise deal with any of the Owned Target Intellectual Property Rights or use or otherwise deal with anything which identical or similar to or is intended, or is likely to be confused with any of the Owned Target Intellectual Property Rights.

15.3	The Seller shall procure that each member of the Seller’s Group and each of its Associates shall comply with the provisions of this clause as if each such person were a party covenanting with the Buyer.

15.4	The Buyer hereby undertakes to the Seller to procure that each member of the Target Group shall, at its own expense, within six months after the Signing Date use reasonable efforts to remove all reference to any member of the Seller’s Group and logo on its letterhead, business cards, circulars and advertisements or on any signs or on any assets used by any member of the Target Group or any of their agents and the Buyer shall procure that no member of the Target Group shall carry on business after the expiry of such six month period under any name, style or logo which is similar to or which may be confused with that of any member of the Seller’s Group, or otherwise represent or hold itself out as being in any way connected with the Seller or any such member.

16	TAX

The parties agree that the provisions of Schedule 6 shall have effect.

17	ANNOUNCEMENTS

17.1	Subject to clause 17.2 and Schedule 6, the parties shall not make or authorise any public announcement concerning the terms of or any matters contemplated by or ancillary to this agreement without the prior written consent of all the other Parties such consent not to be unreasonably withheld or delayed.

17.2	A Party may make or authorise an announcement if:

(a)	the announcement is required by law or by any securities exchange or regulatory or government body (whether or not such requirement has the force of law); and

(b)	that Party has consulted with and taken into account the reasonable requirements of the other Parties.

18	GENERAL

18.1	Except where this agreement provides otherwise, each party shall pay its own costs relating to or in connection with the negotiation, preparation, execution and performance by it of this agreement and of each agreement or document entered into pursuant to this agreement and the transactions contemplated by this agreement. Without prejudice to the foregoing, the Buyer shall pay any stamp duty in respect of the transfer of the Shares.

18.2	No variation of this agreement or any agreement or document entered into pursuant to this agreement shall be valid unless it is in writing and signed by or on behalf of each of the parties.

18.3	No delay, indulgence or omission in exercising any right, power or remedy provided by this agreement or by law shall operate to impair or be construed as a waiver of such right, power or remedy or of any other right, power or remedy.

18.4	No single or partial exercise or non-exercise of any right, power or remedy provided by this agreement or by law shall preclude any other or further exercise of such right, power or remedy or of any other right, power or remedy.

18.5	If the Buyer or the Seller defaults in the payment when due of any sum payable under this agreement or any agreement entered into pursuant to this agreement its liability shall be increased to include interest on such sum from the date when payment is due up to and including the date of actual payment (after as well as before judgement) at the following rates:

(a)	for the first 90 days that payment is not made, at a rate equal to the base rate of Barclays Bank plc from time to time calculated on a daily basis (the “Rate”) plus 5%;

(b)	for the period between 90 and 180 days that payment is not made, at a rate equal to the Rate plus 7.5%; and

(c)	for the period over 180 days that payment is not made, at a rate equal to the Rate plus 10%.

18.6	The provisions of this agreement insofar as they have not been performed at Completion shall remain in full force and effect notwithstanding Completion.

18.7	This agreement and each of the agreements and documents executed pursuant to this agreement shall be binding upon and enure for the benefit of the successors in title of the parties.

18.8	Save as provided by this clause 18.8 no person who is not a party to this agreement shall have any right to enforce this agreement or any agreement or document entered into pursuant to this agreement pursuant to the Contracts (Rights of Third Parties) Act 1999 (other than clause 8.7 which may be enforced by any of the Officers, clause 11.1 which may be enforced by any member the Target Group and paragraph 12 in Part 4 of Schedule 6 which may be enforced by the Target).

18.9	Following Completion, each party shall take any action (or procure the taking of any action) which any of the other parties from time to time may at the cost of the requesting party reasonably request in writing to carry into effect the terms of this agreement.

19	ASSIGNMENT

19.1	No party may assign, transfer, charge, make the subject of a trust or deal in any other manner with any of its rights under it or purport to do any of the same nor sub-contract any or all of its obligations under this agreement without the prior written consent of the other parties (provided that the Buyer may freely assign this agreement by way of security to any bank or financial institution providing debt finance for its acquisition of the Shares).

19.2	The Seller’s liability under this agreement to an assignee following any assignment shall be no greater than it would have been to the Buyer if the agreement had not been assigned.

20	ENTIRE AGREEMENT

20.1	This agreement and any agreement or document entered into pursuant to this agreement constitutes the entire agreement between the parties and supersedes any previous agreement or arrangement between the parties relating to the acquisition of the Shares.

20.2	The Buyer agrees that it has not entered into this agreement or any agreement or document entered into pursuant to this agreement in reliance upon any representation, statement, covenant, warranty, agreement or undertaking of any nature whatsoever made or given by or on behalf of the Seller except as expressly set out in this agreement or any agreement or document entered into pursuant to this agreement. The Buyer waives any claim or remedy or right in respect of any representation, statement, covenant, warranty, agreement or undertaking of any nature whatsoever made or given by or on behalf of the Seller unless and to the extent that a claim lies for damages for breach of this agreement or any agreement or document entered into pursuant to this agreement. Nothing in this clause shall exclude any liability on the part of the Seller for fraud or fraudulent misrepresentation.

21	NOTICES

21.1	Any notice given under this agreement shall be in writing and signed by or on behalf of the party giving it and may be served by delivering it by hand or sending it by pre-paid recorded delivery or registered post (or registered airmail in the case of an address for service outside the United Kingdom) in each case to the appropriate addresses set out below or to such other address as is last notified in writing to the parties:

If to the Buyer to:

The Ambassador Theatre Group Limited

The Ambassadors

Peacocks Centre

Woking

Surrey

GU21 6GQ

Attention: Peter Kavanagh

with a copy to Denton Wilde Sapte LLP of One Fleet Place, London, EC4M 7WS

Attention: Andrew Hill

If to the Seller to:

Apollo Leisure Group Limited

Second Floor

Regent Arcade House

19-25 Argyll Street

London W1F 7TS

with a copy to Hammonds LLP, 7 Devonshire Square, London, EC2M 4YH

Attention: Nicholas Allen

If to the Guarantor to:

Live Nation, Inc

9348 Civic Center Drive

Beverly Hills California 90210

Attention: John Hopmans

with a copy to: Gardere, Wynne Sewell LLP, 1000 Louisiana Street, Suite 3400 Houston Texas

Attention: Mike Rogers

21.2	Subject to clause 21.3, in the absence of evidence of earlier receipt, any notice given pursuant to this clause shall be deemed to have been received:

(a)	if delivered by hand, at the time of actual delivery to the address referred to in clause 21.1;

(b)	in the case of pre-paid recorded delivery or registered post, two Business Days after the date of posting; and

(c)	in the case of registered airmail, five Business Days after the date of posting;

21.3	If deemed receipt under clause 21.2 occurs before 9.00 am on a Business Day, the notice shall be deemed to have been received at 9.00 am on that day. If deemed receipt occurs on any day which is not a Business Day or after 5.00 pm on a Business Day the notice shall be deemed to have been received at 9.00 am on the next Business Day.

21.4	For the avoidance of doubt, notice given under this agreement shall not be validly served if sent by e-mail.

22	COUNTERPARTS

This agreement may be executed in any number of counterparts and by the different parties on separate counterparts (which may be facsimile copies), but shall not take effect until each party has executed at least one counterpart. Each counterpart shall constitute an original but all the counterparts together shall constitute a single agreement.

23	GOVERNING LAW AND JURISDICTION

23.1	This agreement shall be governed by and construed in accordance with English law.

23.2	Each party irrevocably agrees to submit to the exclusive jurisdiction of the courts of England in relation to any claim or matter arising under or in connection with this agreement (or any agreement or document entered into pursuant to this agreement).

IN WITNESS of which the parties have executed this document as a deed on the date set out above.

SCHEDULE 1

Part 1 – Target Group

Part 2 – Details of the Target

Registered Number:	1444368

Type of Company:	Private company limited by shares

Date of incorporation:	17 August 1979

Country of incorporation:	England and Wales

Authorised Share Capital:	£1,000 divided into 1,000 Ordinary Shares of £1.00 each

Issued Share Capital:	200 Ordinary Shares of £1.00 each

Registered Office:	2nd Floor, Regent Arcade House 19-25 Argyll Street London W1F 7TS

Directors:	Stuart Robert Douglas Paul Robert Latham Alan Brian Ridgeway

Secretary:	Selina Holliday Emeny

Accounting Reference Date:	31 December

Auditors:	Ernst & Young LLP 1 More London Place London SE1 2AF

Registered Charges:	Legal charge dated 4 November 2004 (registered 20 November 2004) relating to The Old Fire Station, 40 George Street, Oxford (the “Mackintosh Foundation Charge”)

Part 3 – Subsidiary

Name of Subsidiary:	First Family Entertainment LLP

Registered Number:	OC310596

Type of Company:	Limited liability partnership

Date of incorporation:	11 December 2004

Country of incorporation:	England and Wales

Registered Office:	The Ambassadors Peacocks Centre Woking Surrey GU21 6GQ

Accounting Reference Date:	31 March

Auditors:	Saffery Champness Lion House Red Lion Street London WC1R 4GB

Designated Members:	Live Nation (Venues) UK Limited The Ambassador Theatre Group Limited

Registered Charges:	None

SCHEDULE 2

Warranties

1	CORPORATE MATTERS

1.1	Authority and Capacity

(a)	The Seller has full power and authority to enter into and perform this agreement and any agreement or document to be entered into by the Seller pursuant to this agreement which constitute valid and binding obligations on the Seller in accordance with its terms.

(b)	The Seller has taken all corporate and other action necessary to enable it to enter into and perform this agreement and any agreement or document to be entered into pursuant to this agreement.

(c)	The execution and delivery of, and the performance by the Seller of its obligations under, this agreement and any agreement or document entered into pursuant to this agreement will not:

(i)	result in a breach of any provision of the Memorandum or Articles of Association of the Seller;

(i)	result in a breach of, or constitute a default under, any instrument to which the Seller is a party or by which the Seller is bound;

(ii)	result in a breach of any order, judgment or decree of any court or governmental agency to which the Seller is a party or by which the Seller is bound; or

(iii)	require the consent of its shareholders or of any other person,

and is not otherwise the subject of any restrictions.

1.2	Title to the Shares

(a)	The Seller is the only legal and beneficial owner of the Shares.

(b)	The Shares have been validly allotted and issued, are fully paid or are properly credited as fully paid.

(c)	There is no Security Interest on, over or affecting any of the Shares and there is no agreement or arrangement to give or create any such Security Interest. No claim has been or will be made by any person to be entitled to any such Security Interest.

(d)	The Target has not created or granted or agreed to create or grant any Security Interest in respect of any of its uncalled share capital.

(e)

Except as required by this agreement, there are no agreements or arrangements in force which provide for the present or future allotment, issue, transfer, redemption or repayment of, or grant to any person of the right (whether conditional or otherwise) to require the allotment, issue, transfer, redemption or repayment of, any share or loan capital of the Target (including any option or right of pre-emption or conversion).

1.3	Changes in share capital

Since the Last Accounts Date:

(a)	no share or loan capital has been issued or allotted, or agreed to be issued or allotted, by the Target; and

(b)	the Target has not redeemed or purchased or agreed to redeem or purchase any of its share capital.

1.4	Subsidiaries and other interests

(a)	As set out in Schedule 1 Part 3 the Target is the sole legal and beneficial owner of the whole of the 50% membership interest in the Subsidiary.

(b)	Apart from the Subsidiary, the Target does not own or have any interest of any nature whatsoever in any shares, debentures or other securities of any body corporate, whether incorporated in any part of the United Kingdom or elsewhere.

1.5	Directors

The Target has not been a party to any transaction to which the provisions of sections 190; 191; 197; 198; 200; 201; 203 or 223 of the Companies Act 2006 may apply.

1.6	Corporate compliance

(a)	The Target has at all times carried on business and conducted its affairs in all material respects in accordance with its Memorandum and Articles of Association for the time being in force and any other documents to which it is or has been a party.

(b)	The Target is empowered and duly qualified to carry on business in all jurisdictions in which it now carries on business.

(c)	Due compliance has been made with all the provisions of the Companies Acts and other legal requirements in connection with the formation of the Target, the allotment or issue of any of its shares, debentures and other securities and the payment of dividends.

1.7	Accuracy of Information

(a)	The information in Schedule 1 and Schedule 4 is true and accurate in all respects.

(b)	Subject to sub-clause (d) below, the responses provided by:

(i)	the Seller to enquiries made by the Buyer in respect of the Target Group as detailed in the document in the agreed form entitled “Project Hannibal – Q&A Template”; and

(ii)	the Seller’s Solicitors to enquiries made by the Buyer’s Solicitors in respect of the Properties as set out in the Data Room,

are true and accurate in all material respects.

(c)	Subject to sub-clause (d) below:

(i)	the agreements and documents contained in the Data Room are true and complete copies and there are no agreements or documents which are not contained in the Data Room which amend, vary, supplement or supersede any of such agreements or documents

(ii)	all statements of fact which shall not include opinions or statements of belief contained in the following sections of the Data Room (by reference to the Data Room Index) are true, accurate and not misleading in any material respect, save to the extent subsequently revised or updated by a statement also contained in the Data Room:

(A)	1: Trans Venue Agreements (1.1: Corporate, 1.6: Trading and Commercial, 1.9: Litigation and Disputes, 1.10: HR Documents and 1.11: Pensions)

(B)	2: The Trading and Commercial section of each “Venue Specific” section (other than that relating to the Dominion Theatre).

(iii)	all statements of fact which shall not include opinions or statements of belief contained in any document contained in the Data Room which has been included in the Data Room in response to an enquiry made by the Buyer and which is referred to in the document in the agreed form entitled “Project Hannibal – Q&A Template” are true, accurate and not misleading in any material respect, save to the extent subsequently revised or updated by a statement also contained in the Data Room.

(d)	No Warranty is given in respect of any valuation, forecast, budget, prospects or other forward looking statement or opinion either in this Warranty 1.7 or in respect of any other Warranty in this agreement.

1.8	Memorandum and Articles of Association

The copy of the Memorandum and Articles of Association of the Target which is attached to the Disclosure Letter is true, accurate and complete in all respects.

2	ACCOUNTS

2.1	The Last Accounts

(a)	The bases and policies of accounting adopted for the purposes of preparing the Last Accounts are the same as those adopted in preparing the audited accounts of the Target for the accounting period ending 31 December 2008.

(b)	The Last Accounts:

(i)	give a true and fair view of the assets and liabilities and state of affairs of the Target, as the case may be, as at the Last Accounts Date and of its profits or losses for the financial period ended on that date;

(ii)	comply with all applicable requirements of the Companies Acts and other relevant statutes;

(iii)	have been prepared in accordance with GAAP as applicable to a United Kingdom company as at the Last Accounts Date.

2.2	Statutory Records

The Register of Members and other statutory books of the Target are in its possession or under its control, are up-to-date and have in all material respects been maintained in accordance with all applicable laws. The Target has not received any written notice that any information contained in any of the statutory books is incorrect or should be rectified.

2.3	Debtors

A list of all debts owing by the Target in amounts in excess of £5,000 per item which are overdue by more than 90 days is attached to the Disclosure Letter.

2.4	Creditors

A list of all debts owing by to the Target in amounts in excess of £5,000 per item which are overdue by more than 90 days is attached to the Disclosure Letter.

2.5	Bank Accounts

Material details of all bank accounts operated by the Target are set out in or attached to the Disclosure Letter.

2.6	Management Accounts

(a)	The Management Accounts were prepared in a manner consistent with that adopted in the preparation of the management accounts of each member of the Target for all periods as ended during the 12 months prior to the Last Accounts Date.

(b)	Having regard to the purpose and period for which the Management Accounts were prepared, the Management Accounts neither materially overstate the value of the assets nor materially understate the liabilities (actual or contingent) of the Target and the Target as a whole as at the dates to which they were drawn up and do not materially overstate the profits of the Target as a whole in respect of the periods to which they relate.

2.7	Changes since Last Accounts Date

Since the Last Accounts Date:

(a)	the Target has carried on its business in the ordinary and usual course, without any interruption or alteration in its nature, scope or manner, and so as to maintain the same as a going concern;

(b)	the Target has not made or agreed to make any payment (including any donation for charitable or political purposes or any ex gratia payment) other than routine payments in the ordinary and usual course of trading;

(c)	save for contracts detailed in the Management Accounts the Target has not entered into any agreement (whether in respect of capital expenditure or otherwise):

(i)	which is of a long term nature; or

(ii)	which is outside its ordinary course of trade; or

(iii)	which involved an obligation of a material nature or magnitude (this includes a liability for expenditure in excess of £50,000;

(d)	Save for assets transferred to either the Seller or to Live Nation (Music) UK Limited (as applicable) by the Target under the Transfer Agreements, the Target has not acquired or disposed of, or agreed to acquire or dispose of, any business or any asset having a net book value in excess of £50,000;

(e)	the Target has not changed any term of employment, including pension fund commitments, (other than those required by law) which could increase the:

(i)	total staff costs of the Target by more than £100,000 per annum; or

(ii)	the remuneration of any one director or employee by more than £10,000 per annum;

(f)	there has been no material change in the level of borrowing or in the working capital requirements of the Target;

(g)	there has been no material reduction in the cash balances or debtors of the Target from those set out in the Last Accounts and debtors have been collected on time in accordance with the usual practice of the Target;

(h)	the Target has not allotted or issued or agreed to allot or issue any share or loan capital; and

(i)	the Target has not declared, paid or made any dividend or other distribution (within the meaning of section 209, 210, or 418 of ICTA) (except for any dividends provided for in the Last Accounts).

(j)	the Seller is not aware of any matter which might suggest that any material assets or material liabilities (actual or contingent) have been omitted from or mis-stated in the Last Accounts.

3	ASSETS

3.1	Ownership of assets

(a)	The Target is the legal and beneficial owner of all assets included in the Last Accounts or acquired by it since the Last Accounts Date (except for any current assets sold or realised in the ordinary and normal course of business since the Last Accounts Date) and none of such assets is the subject of any Security Interest, equity, option, right of pre-emption or royalty except for:

(i)	any hire or lease agreement entered into in the ordinary course of business; or

(ii)	retention of title provisions in respect of goods and materials supplied to the Target in the ordinary course of business; or

(iii)	liens arising in the ordinary course of business by operation of law.

(b)	All of the material assets owned by the Target or which the Target has a right to use are in its possession or under its control and are situated in the United Kingdom.

(c)	The assets owned by the Target Group together with the assets which are leased, licensed, hired or rented to the Target Group comprise all material assets necessary for the operation of the business of the Target Group as carried on at the date of this agreement.

3.2	Condition of assets

(a)	The stock of the Target is in good condition and is capable of being sold by the Target in the ordinary course of its business in accordance with the current price list without discount.

(b)	The plant, machinery equipment and other fixed assets used in connection with the Business have been maintained by the Target in the ordinary course in 2009 so as to allow the Business to be conducted as it has been in previous years.

3.3	Leased assets

The Target is not a party to, nor is liable under, a lease, hire, hire purchase, credit sale or conditional sale agreement in each case involving payments by the Target of over £5,000 per annum at the Last Accounts Date or in the current financial year.

3.4	Intellectual property rights

(a)	Other than the Third Party Intellectual Property Rights used or exploited by the Target Group under the IP Agreements and the Intellectual Property licensed under the Trade Mark Licence, the Target Intellectual Property Rights are legally and beneficially owned by the Target Group, unencumbered and free from any Security Interests. The Database is legally and beneficially owned by the Target, unencumbered and free from any Security Interests. Each member of the Target Group is entitled to use and otherwise deal with under an IP Agreement all Third Party Intellectual Property Rights for all purposes necessary to conduct its business as carried on at the date of this agreement.

(b)	The Target Intellectual Property Rights owned by the Target Group. the rights granted under the IP Agreements are all the Intellectual Property necessary for each member of the Target Group to carry on their respective activities and to operate after Completion in the same manner as currently operated.

(c)	All Owned Target Intellectual Property Rights are, so far as the Seller is aware, valid, subsisting and enforceable.

(d)	In the last three years no third party has infringed or is infringing the Owned Target Intellectual Property Rights and no member of the Target Group is aware of or has acquiesced in the unauthorised use or infringement by any person of any Owned Target Intellectual Property Rights and there are and have been no actual, pending or threatened claims, challenges, oppositions, attacks, disputes or proceedings in relation to the ownership, validity, enforceability, registration, use or unauthorised use of the Owned Target Intellectual Property Rights.

(e)	All IP Agreements have been disclosed in the Data Room.

(f)	The IP Agreements have not been the subject of any actual threatened or pending claim, dispute, proceeding, breach or default by any party or of any event which, with the giving of notice or lapse of time, would constitute a default.

(g)	So far as the Seller is aware, the Owned Target Intellectual Property Rights and the businesses conducted by the Target Group:

(i)	have not and do not infringe any Intellectual Property vested in any other party or in which any other party has any interest (whether under licence or otherwise); and

(ii)	have not given and do not give rise contingently or otherwise to any obligation on any member of the Target Group to pay any royalty, compensation, fee or other sum or the liability to obtain any consent or licences.

4	CONTRACTS

4.1	Material contracts

(a)	Other than the Material Contracts and Ordinary Presenting Agreements, the Target is not subject to or bound by any other contracts or agreements that are material to the results of the Target Group.

(b)	So far as the Seller is aware, all of the Material Contracts are being progressed in accordance with their terms in all material respects and so far as the Seller is aware, neither the Target nor the other contracting party is in material default under any Material Contract.

(c)	No written notice of default or termination or of intention to terminate has been received by the Target in respect of any Material Contract.

4.2	Outstanding offers

Save as set out in the Disclosure Letter, there is not outstanding any offer or tender which is capable of being converted by acceptance into an obligation of the Target.

5	INSURANCE

5.1	Policies

(a)	Particulars of all insurance policies (the “Policies”) in respect of which the Target Group has an interest are included at section 1.9 of the Data Room.

(b)	All premiums on the Policies have been duly paid to date.

5.2	Claims

Details of any claims outstanding in respect of the Policies are set out in the Disclosure Letter.

6	TRADING

6.1	Litigation

The Target is not engaged in any legal proceedings and the Seller has received no written notice of legal proceedings pending or threatened by or against the Target.

6.2	Investigations and Disputes

The Target has not received written notice of any governmental or official investigation or enquiry concerning the Target or any of its directors or employees and so far as the Seller is aware, there are no facts, matters or circumstances which could give rise to any such investigation or enquiry.

6.3	Insolvency

(a)	The Target is not unable to pay its debts within the meaning of section 123 Insolvency Act 1986.

(b)	So far as the Seller is aware, no order has been made or petition presented or a meeting convened for the purpose of considering a resolution for the winding up of the Target nor has any such resolution been passed. No petition has been presented for an administration order to be made in relation to the Target and no receiver (including any administrative receiver) has been appointed in respect of the whole or any part of the property, assets or undertaking of the Target.

(c)	No composition in satisfaction of the debts of the Target or scheme of arrangement of its affairs or compromise or arrangement between it and its creditors and/or members or any class of its creditors and/or members has been sanctioned or approved.

(d)	So far as the Seller is aware, no distress, execution or other process has been levied or applied for in respect of the whole or any parts of any of the property, assets or undertaking of the Target.

6.4	Joint Ventures and Partnerships

(a)	The Target is not, nor has it agreed to become, a member of any joint venture, consortium, partnership or other unincorporated association.

(b)	The Target is not, nor has it agreed to become, a party to any agreement or arrangement for sharing commissions or other income.

6.5	Compliance with Laws

The Target has conducted and is conducting its business in all material respects in accordance with all applicable laws and regulations of the United Kingdom.

6.6	Licences and Consents

The Target has obtained all licences and consents as would reasonably be regarded as necessary taking into account the nature of business of the Target from any person, authority or body for the proper carrying on of the business of the Target in the ordinary course at each of the Properties and all the licences and consents are valid and subsisting and the Seller is not aware of any breach of any of the terms or conditions of any of the licences or consents.

7	CHANGE OF CONTROL

7.1	Contracts and licences

(a)	Neither signature nor performance of this agreement will:

(i)	result in a breach of, entitle a third party to exercise any right under, relieve a third party from any liability or obligation under; or

(ii)	give rise to or increase any liability or obligation of any member of the Target Group under,

any agreement or other document conferring any benefit and/or imposing any obligation on any member of the Target Group.

(b)	No act, event or omission carried out by or on behalf of the Seller’s Group has occurred or is alleged as a result of which any licence, consent, permission or authorisation will be suspended, cancelled, revoked or not renewed. So far as the Seller is aware there are no events or circumstances (including the signature or performance of this agreement) likely to lead to such a suspension, cancellation, revocation or non-renewal.

8	EMPLOYMENT

8.1	Employees and Terms of Employment

(a)	Complete and accurate details of all material terms of employment of each employee, worker of the Target Group (together the “Staff”) have been disclosed in the Data Room including job description, length of service (including any deemed to be continuous with previous employers), contractual notice entitlement, salary, contractual benefits in kind, profit sharing, bonuses and commissions.

(b)	Details of staff dismissed in the 12 months ending on the date of this agreement and the procedures that have been followed in respect of those proceedings have been disclosed in the Data Room.

(c)	All maternity, paternity, parental, adoption, equal opportunities, dismissal, disciplinary, grievance and any other policies and procedures (whether legally binding or not) applicable to all or any of the Staff have been disclosed in the Data Room.

(d)	Details of any Staff dispute or claim with the Target or any circumstances known to the Seller and which the Seller reasonably anticipates will give rise to any such dispute or claim have been disclosed in the Data Room.

(e)	No former Staff have any right or potential right (whether statutory or contractual) to return to work or to be re-instated or re-engaged.

(f)	No Staff are on or, where applicable, have notified the Seller in compliance with the applicable Target employment procedures of their intention to be absent due to secondment, maternity leave, adoption leave, parental leave or absent on grounds of disability or other leave of absence exceeding one month.

(g)	No Staff are subject to any court order, restrictive covenant or other obligation of which the Seller is aware which might restrict him from fully performing his duties.

(h)	No Staff have any current entitlement to receive payments under any employer sponsored disability, permanent health or similar insurance scheme.

(i)	No amounts are owing between any Staff and the Target (other than remuneration and pension contributions accrued due in respect of the current month or reimbursements of business expenses).

(j)	There are no agency workers or consultants engaged by the Target Group.

(k)	No outstanding offer of employment or engagement as an employee, consultant, worker, agent or director has been made by the Target to any person nor has any person accepted such an offer of employment or engagement made by the Target but who has not yet commenced such employment or engagement and who in any such case would earn a basic salary of more than £30,000 per annum.

(l)	No Staff have given notice to the Target terminating his contract of employment or engagement which is outstanding as at the date of this Agreement and no Staff are under such notice from the Target.

(m)	The Target is not under any obligation (whether legally binding or not) to make and has not made any announcement or proposal to alter any of the terms of employment or engagement of the Staff.

(n)	There are no information and consultation procedures or similar agreements, arrangements or understandings applicable to collectively informing and consulting with Staff or employee representatives of Staff or any section of the Staff in relation to redundancies, business transfers and other decisions affecting Staff and the Target’s activities in force, proposed or requested.

(o)	The Target maintains full, up-to-date and accurate records (including hours worked) of all current and former Staff as required by law.

8.2	Liabilities to employees

(a)	So far as the Seller is aware and save to the extent (if any) to which provision has been made in the Last Accounts, in the period of 12 months immediately prior to the date of this Agreement:

(i)	no liability in excess of £5,000 has been incurred by the Target in respect of any breach of its contractual or statutory obligations, including without limitation any liability for breach of any contract of service or services, redundancy payments, protective awards, wrongful dismissal, unfair dismissal, any act of discrimination, failure to comply with any order for the reinstatement or re-engagement of any employee or for any other liability accruing from the termination or variation of any contract of employment or for services; and

(ii)	there are no current legal or other proceedings between the Target on the one hand and Staff (or former Staff) of the Target on the other hand nor, so far as the Seller is aware, are any such proceedings pending or threatened; and

(iii)	there is no outstanding court or employment tribunal judgement or ruling entitling Staff to damages (whether for breach of contract or otherwise) or compensation for loss of office or employment or any other liability of the Target.

8.3	Discrimination

In the 12 months preceding this agreement, there has been no recommendation made by an employment tribunal nor, so far as the Target is aware, any investigation by the Equality and Human Rights Commission or any body responsible for investigating or enforcing matters relating to discrimination on the grounds of sex, race, religion or belief, disability, age or sexual orientation.

8.4	Immigration

Each of the Staff who is subject to immigration control has been granted leave to remain or has a valid entitlement to work in the United Kingdom and has an entitlement to work issued in relation to his employment or engagement with the Target which is valid and the Seller is not aware of any circumstances which might cause any such leave to remain or entitlement to work to be curtailed or any of the Staff to be required to leave the United Kingdom.

8.5	Trade Unions

(a)	Complete and accurate details of any agreements, understandings or other arrangements (“Collective Arrangement”) between the Target and any trade union or other body representing the Staff or any section of the Staff have been disclosed in the Data Room.

(b)	Complete and accurate details of all Collective Arrangements observed or taken account of when fixing remuneration, benefits or other terms and conditions of employment or engagement have been disclosed in the Data Room.

(c)	There is no dispute (current or threatened) between the Target and any trade union, staff association, or other organisation representing the Staff or any section of the Staff, and the Target has not received any statutory notice of industrial action.

(d)	In the three years ending on the date of this agreement there has not been any strike, lock-out, or other labour related dispute or industrial action affecting the Target.

8.6	Redundancies and transfers

(a)	There are no severance, redundancy or similar arrangements or schemes conferring any entitlement on any Staff to receive any payment on the termination of their employment (except for contractual notice pay).

(b)	The Target has not within the period of twelve months ending on the date of this agreement: given notice of any redundancies to the relevant Secretary of State or failed to comply with any obligation to do so; or been a party to any “relevant transfer” (as defined by the Transfer of Undertakings Protection Of Employment Regulations 2006) or agreement for a relevant transfer.

9	PENSIONS

9.1	No other pension arrangements

(a)	Save for the Pension Schemes the Target Group has not prior to the Signing Date paid, provided or contributed towards, and the Target Group has not proposed nor is under any obligation, liability or commitment however established (whether funded or unfunded and whether legally binding or not) however established to pay, provide or contribute towards, any Relevant Benefits (including on an ex gratia basis) under a pension scheme (as defined by section 150 of the Finance Act 2004) for or in respect of any present or past officer or employee of or provider of services to (or any spouse, child or dependant of any of them) of the Target Group or of any predecessor in business of the Target Group.

(b)	No undertaking or assurance (whether legally binding or not) has been given by the Target Group to continue or introduce any scheme or arrangement providing, or to increase, augment or improve any Relevant Benefits (including but not restricted to those provided under the Pension Schemes).

9.2	Disclosure

(a)	The Data Room contains full and accurate details of the Pension Schemes together with all of the governing documentation of the Pension Schemes. The documents in respect of the Pension Schemes disclosed in the Data Room give full particulars of the benefits and entitlements payable or prospectively payable under the Pension Schemes in respect of the employees of the Target or their spouses or dependants. In addition to the above, the information disclosed in the Data Room includes, but is not restricted to copies of:

(i)	members’ booklets and subsequent announcements to members;

(ii)	trustees’ annual report and audited accounts for the last financial year;

(iii)	latest actuarial valuation together with any subsequent informal reviews; and

(iv)	details of discretionary practices on pension increases in the last five years.

(b)	There has been supplied to the Buyer a list of all employees of the Target Group who are members of the Pension Schemes, including full details of length of service, date of birth, sex, pensionable salary and length of membership, and a list of all employees of the Target Group who could become eligible to join any of the Pension Schemes upon the satisfaction of any conditions of eligibility.

9.3	Tax status

The Pension Schemes are registered pension schemes within the meaning of the Finance Act 2004 and there is no reason why such registration may be withdrawn.

9.4	Pension Schemes – contracts of insurance

All contracts of insurance relating to the Pension Schemes are valid and enforceable and no circumstances exist which may enable the insurers to avoid liability under them. All premiums due in respect of such policies have been paid. All insured lump sum and pension benefits (other than refunds of contributions) payable under the Pension Schemes in the event of the death of a member in service are fully insured, with an insurance company authorised to carry on long-term insurance business under the Financial Services and Markets Act 2000 and no special terms including as to premiums in relation to that insurance have been imposed.

9.5	Compliance and Claims etc

(a)	The Pension Schemes are and have at all times been operated in accordance with their governing documentation (as lawfully amended from time to time), the requirements of HM Revenue & Customs, The Pensions Regulator and all applicable laws and regulations. including, but not limited to, the Pensions Act 2004.

(b)	The Live Nation Pension Scheme is contracted-out in accordance with the Pension Schemes Act 1993. A contracting-out certificate covering all of the employees of the Target who are active members of the Live Nation Pension Scheme is in force and there are no circumstances which may cause that certificate to be withdrawn.

(c)	There is no contracting-out certificate in force to cover employments which relate to either the Live Nation Stakeholder Scheme or Live Nation GPPP.

(d)	The Target Group has complied with all of its obligations and duties in respect of the Pension Schemes including (without limiting the generality of the foregoing) the requirements of the relevant documentation of the Pension Schemes, HM Revenue & Customs, The Pensions Regulator and under all applicable laws and regulations. including, but not limited to, the Pensions Act 2004.

(e)	All contributions, insurance premiums, fees (including levies) and expenses which are due to be paid by the trustees or, the Target Group or members in relation to the Pension Schemes have been paid and there are no other outstanding monetary obligations (including actuarial, consultancy, legal or other fees).

(f)	The Target Group has not been party to:

(i)	any act (including but not limited to any transaction or corporate re-organisation or restructuring) or failure to act that has or could have the effect of triggering a liability on the Target Group under sections 38 to 51 (inclusive) of the Pensions Act 2004 and/or section 75 of the Pensions Act 1995; or

(ii)	any transaction involving the assets of any of the Pension Schemes and/or any other occupational pension scheme of any other employer which would or might lead to a restoration order being made against it under section 52 of the Pensions Act 2004.

(g)	The Target Group has no liability to provide any benefits relating to an occupational pension scheme within the meaning of regulation 10 of the Transfer of Undertakings (Protection of Employment) Regulations 2006 or Council Directive 77/187/EEC by virtue of a relevant transfer to it within the meanings of those Regulations or that Directive.

(h)	In relation to the Pension Schemes:

(i)	other than routine claims for benefits, there are no actions, disputes, proceedings or claims in progress or pending or threatened against the Target Group, the trustees, the administrators or the Seller, or against any person whom the Target Group is or may be liable to indemnify or compensate, in respect of any act, event, omission or other matter arising out of or in connection with the Pension Schemes;

(ii)	there has been no notification or threat or a notification of any matter to or any investigation by The Pensions Regulator, the Pensions Advisory Service or the Pensions Ombudsman;

(iii)	where applicable, no matter has been referred or threatened under the Pension Schemes’ internal dispute resolution procedures;

(iv)	the Target Group had not given any indemnity for any person in connection with the Pension Schemes; and

(v)	no civil or criminal penalty, fine or other sanction has been imposed on or against the trustees or the Target Group.

There are no circumstances which may give rise to any of the above.

9.6	Administration

(a)	The records of the Pension Schemes have been properly and accurately maintained as at the Signing Date.

(b)	Those employees who are eligible to join the Pension Schemes but have not done so have been offered membership of the Pension Schemes and have declined the offer.

(c)	No discretion or power has been exercised under the Pension Schemes so as to admit any employee to membership who would not otherwise have been eligible for membership.

(d)	Other than the Target no other company or firm participates in any of the Pension Schemes.

9.7	Benefits

There is no provision in the documentation governing the Pension Schemes or supplementary to them which will trigger the payment of benefits to a member or members on redundancy, early termination of employment as a result of an employer’s breach of a contract of employment or the change in ownership of the Target which would not be paid in the absence of such circumstances.

9.8	Assets

So far as the Seller is aware, there are no material omissions from or inaccuracies in the data supplied to the actuary of the Live Nation Pension Scheme for the purpose of the last actuarial valuation of the Live Nation Pension Scheme under section 224 of the Pensions Act 2004 and nothing has happened since the effective date of the last actuarial valuation which would materially modify any statement or advice contained in the actuary’s report on such valuation.

9.9	Stakeholder & GPPP

(a)	The Target has at all times since 8 October 2001 complied with its obligations relating to stakeholder pensions under the Welfare Reform and Pensions Act 1999.

(b)	In respect of the Live Nation Stakeholder Scheme and the Live Nation GPPP, the Target Group and the Seller have disclosed to the Buyer:

(i)	full particulars, including the liability of the Target Group to make current and future contributions to those schemes;

(ii)	a list of its relevant employees who are members of the schemes and their respective contribution rates.

9.10	Effect of Completion

(a)	Completion will not cause any automatic, immediate or contingent amendments to the governing provisions of the Pension Schemes, whether as to the identity of the persons entitled to exercise any powers or discretions, employer or member contribution rates, increases to pensions in payment and/or deferment, the benefit structure or otherwise.

(b)	No event has occurred or will occur on or as a result of Completion which would or could result in or entitle any person or body of persons (without the consent of the Target) to wind up, terminate or close the Pension Schemes in whole or in part.

(c)	Completion will not cause or result in any increase in the amount of retirement benefits payable or prospectively or contingently payable in respect of any employee of the Target, and will not accelerate the vesting, timing of funding or payment of any retirement benefits in respect of any employee of the Target under the terms of the Pension Schemes.

10	PROPERTIES

(a)	The particulars of the Properties shown in Schedule 4 are complete, true and correct.

(b)	The Target has not received any notice from any landlord alleging that any covenant on the part of the tenant contained in any lease under which the Properties are held has not been observed and performed, and the Target has paid all rents at the time and in the manner due under such leases.

(c)	Save as disclosed in the Data Room each Property is occupied exclusively by the Target and there is no lease, sub-lease, tenancy, or other right of occupation affecting any Property.

11	INDEBTEDNESS

(a)	No member of the Target Group has any borrowings or amounts outstanding under any Indebtedness.

(b)	There is no Security Interest on the whole or any part of the Target Group’s assets, undertaking or goodwill.

(c)	No member of the Target Group has given any guarantee or indemnity in relation to the obligations of another person.

12	HEALTH AND SAFETY

(a)	Copies of all current health and safety policy statements, internal health and safety reports, assessments or audits, records of reportable accidents and reportable diseases, written enforcement notifications together with any material correspondence in the three years ending on the date of this agreement between any member of the Target Group and any relevant heath and safety enforcement body (including but not limited to the Health and Safety Executive and the relevant local authority) are contained in the Disclosure Bundle.

(b)	No formal regulatory investigations are currently taking place or have taken place in the 3 years before the date of this agreement in respect of accidents, injuries, illness, disease or any other harm to the health and safety of the staff or contractors of the Target Group.

(c)	The Target Group has complied in all material respects with The Health and Safety at Work Act 1974 and the Control of Asbestos Regulations 2006.

13	DATA PROTECTION

(a)	Each member of the Target Group:

(i)	has obtained all permissions, consents, licences, registrations and notifications required in connection with its business;

(ii)	has complied with all Data Protection Legislation (including in relation to sensitive personal data) and there are no circumstances (including the sale and purchase of the Shares under this agreement) which might cause any of the foregoing to become invalid or liable to be amended, withdrawn or not renewed;

(iii)	has maintained securely all personal data and sensitive data and has not transmitted, processed, used, applied or disclosed or authorised the use or processing, transmission or disclosure of the same in any way contrary to the rights of the data subject or, Data Protection Legislation;

(iv)	has in place systems that comply with Data Protection Legislation and which enable it to comply fully and efficiently with any data request from a data subject;

(v)	has complied in all respects with all requests for information made by a data subject and that no data has been retained for an unlawful purpose and that all data is accurate and up-to-date;

(vi)	has not processed sensitive personal data without the explicit consent of the relevant data subjects; and

(vii)	has not at any time received or become aware of:

(A)	any complaint from any data subject in relation to the processing of personal data by any member of the Target Group or any circumstances which may result in a compensation claim from any data subject (whether under Data Protection Legislation or otherwise) in relation to the processing of personal data by any member of the Target Group; or

(B)	any written notice or written allegation from the Information Commissioner, or any other person alleging non-compliance with Data Protection Legislation or requiring the Target or any member of the Target Group to change, cease using, block or delete any personal data or prohibiting the transfer of personal data to any place in relation to the business.

(b)	All personal data held by the Target Group is up to date, accurate, relevant and not excessive for the purposes for which it will be used by the relevant member(s) of the Target Group.

SCHEDULE 3

Limitations

1	INTRODUCTION AND PURPOSE

This Schedule 3 contains provisions intended to limit the liability of the Seller under the Warranties and the Tax Warranties and, where specifically referred to, the Tax Covenant. The provisions of this Schedule 3 are incorporated and form part of this agreement and are accordingly binding upon the parties. References to a “claim” for the purposes of this Schedule 3 are limited to a claim under the Warranties, Tax Warranties and, where specifically referred to, the Tax Covenant only.

2	Time limits for bringing claims

2.1	The Seller shall not be liable under this agreement in respect of any claim (excluding a claim in respect of the Tax Covenant or the Tax Warranties) unless and until it shall have received from the Buyer written notice containing details of the relevant claim including reasonable details of the matter or default which gives rise to the claim and an estimate of the amount claimed, on or before the date falling 30 months from the Signing Date.

2.2	Any claim, other than a claim under the Tax Covenant or for breach of the Tax Warranties, shall (if not previously satisfied, withdrawn or settled) be deemed to have been withdrawn and waived by the Buyer unless legal proceedings in respect of such claim have been commenced (by being both issued and served on the Seller) within 6 months of the notification of such claim to the Seller pursuant to clause 2.1.

3	LIMITATIONS ON QUANTUM

3.1	The Seller shall not be liable under the Warranties and the Tax Warranties in respect of any claim:

(a)	unless the amount of the liability of the Seller for such claim exceeds £20,000; and

(b)	unless the aggregate amount of the liability of the Seller for all such claims exceeds £800,000.

3.2	Notwithstanding any other provision of this agreement, the aggregate liability of the Seller shall not in any circumstances exceed £60,000,000 save that in respect of any claim under any of the Warranties 1.1 (Authority and Capacity), 1.2 (Title to the Shares) or 1.3 (Changes in share capital) the aggregate liability of the Seller in respect of any such claims and claims made in respect of the other Warranties shall not in any circumstances exceed the Consideration.

4	NO DOUBLE COUNTING

The Buyer shall not be entitled to recover damages in respect of any claim for breach of any of the Warranties or Tax Warranties, any claim under the Tax Covenant or otherwise obtain reimbursement or restitution more than once in respect of any one claim under this agreement arising out of or in connection with the same circumstances.

5	THIRD PARTY RECOVERIES

5.1	The Seller shall not be liable under the Warranties in respect of any claim:

(a)	to the extent that recovery is made by the Buyer or any member of the Buyer’s Group under any policy of insurance or to the extent that recovery would have been capable of being made under any policy of insurance had the Buyer or any member of the Buyer’s Group effected policies of insurance on similar terms to those effected by or for the benefit of any member of the Target Group which are in force as at the date of this agreement; or

(b)	to the extent that the Buyer or any member of the Buyer’s Group or those deriving title from the Buyer have already obtained reimbursement or restitution in respect of such claim from any third party.

5.2	Where the Buyer or any member of the Buyer’s Group has or may have a claim against any third party in relation to any matter which could give rise to a claim under the Warranties, the Buyer shall use all reasonable endeavours to recover any amounts due from such third party before taking any action against the Seller.

5.3	In respect of any claim the Buyer or any member of the Buyer’s Group may have against London Underground Limited (“LU”) or its successors in title as relates to the Apollo Victoria the Buyer shall procure that full satisfaction in respect of such claim is sought directly against LU by all means at its disposal including recourse to the courts if necessary before any claim in respect of the same facts, matters or circumstances may be made against the Seller.

5.4	If the Seller pays to the Buyer an amount in respect of any claim under the Warranties and the Buyer or any member of the Buyer’s Group subsequently recovers from a third party (including, without limitation, any insurer or any Tax Authority) a sum which is referable to that claim, the Buyer shall repay to the Seller so much of the amount originally paid by the Seller as does not exceed the sum recovered from the third party after deduction of all reasonable costs and expenses of recovery.

6	ACTS OF THE BUYER

The Seller shall not be liable under the Warranties, or in respect of paragraph 6(b) below only the Seller shall not be liable under the Tax Warranties, in respect of any claim:

(a)	to the extent that such claim arises or is increased as a result of any breach by the Buyer of any of its obligations under this agreement or any agreement or document entered into pursuant to this agreement;

(b)	to the extent that the Buyer had knowledge of the facts, matters or circumstances giving rise to such claim at or before Completion;

(c)	to the extent that such claim would not have arisen but for any transaction, arrangement, act or omission (or any combination of the same) carried out or effected at any time after Completion by the Buyer or any member of the Buyer’s Group:

(i)	outside the ordinary course of its business; and

(ii)	the Buyer or relevant member of the Buyer’s Group, as the case may be, knew or should reasonably have known that it would give rise to such a claim and although there was an alternative course of action reasonably open to the Buyer which would not be to the detriment of the Business the Buyer or relevant member of the Buyer’s Group chose not to take such action.

7	ACCOUNTING

The Seller shall not be liable under the Warranties or the Tax Warranties in respect of any claim:

(a)	to the extent that specific provision, reserve or allowance for the matter giving rise to the claim has been made in the Last Accounts or in the Management Accounts or the subject matter of the claim is reflected in a payment made by the Seller to the Buyer under clause 10.5 or in the Advance Ticket Receipts and Free Cash Reconciliation; or

(b)	to the extent that any contingency or other matter provided for in respect of any line item of the same nature in the Last Accounts or the in the Management Accounts has been over provided for so that by way of example, a surplus provision for litigation or disputes shall be set against a claim in respect of litigation or disputes and so on.

8	GENERAL LIMITATIONS

The Seller shall not be liable under the Warranties, or in respect of paragraph 8(b) below only the Seller shall not be liable under the Tax Warranties, in respect of any claim:

(a)	which arises as a result of, or would not have arisen but for, or a liability is increased as a result of, legislation not in force at the date of this agreement or any change in legislation with retrospective effect after the date of this agreement; and

(b)	which is capable of remedy, unless and until the Buyer has given the Seller not less than 20 Business Days’ written notice within which to remedy such breach and the Seller has failed to do so within such period.

9	CONDUCT OF CLAIMS

9.1	If the Buyer becomes aware of any fact, matter or circumstance which could give rise to a claim under the Warranties or under clause 11, the Buyer shall give notice of such fact, matter or circumstance to the Seller as soon as reasonably practicable within a reasonable period following becoming aware of any such fact, matter or circumstance and that it could be the subject matter of a claim.

9.2	If any claim is made against the Buyer or any member of the Buyer’s Group by any third party which could in turn lead to a claim by the Buyer against the Seller under the Warranties or under clause 11 then the Buyer shall:

(a)	give notice of such claim to the Seller as soon as reasonably practicable after the Buyer becomes aware of it and that it could be the subject matter of a claim;

(b)	keep the Seller promptly and fully informed as to the progress of any such claim and shall procure that the Seller are promptly sent copies of all relevant communications and other documents (written or otherwise) transmitted to any other party to any proceedings or their agents or professional advisers (including, without limitation, pleadings and any opinion of Counsel relating to any proceedings against any third parties);

(c)	subject to the Buyer and the relevant member of the Buyer’s Group being entitled to employ its own legal advisers and being indemnified and secured to its reasonable satisfaction by the Seller against all liabilities, reasonable costs, reasonable expenses, damages and losses (including, without limitation, the reasonable and proper costs of its legal advisers) suffered or incurred in connection with any such claim, take, and shall procure that each member of the Buyer’s Group shall take, all reasonable steps so as to recover or minimise or resolve such liability or dispute and, upon request by the Seller, permit the Seller to take sole conduct of such actions as the Seller deems appropriate in connection with such claim, in the name of the Buyer or the relevant member of the Buyer’s Group;

(d)	comply with all reasonable requests of the Seller in relation to such claim including (without limitation) giving the Seller reasonable access to premises, personnel, documents and records for the purpose of investigating the matters giving rise to such claim; and

(e)	not (and shall procure that no member of the Buyer’s Group shall) accept or pay or compromise any such liability or claim without the prior written consent of the Seller (such consent not to be unreasonably withheld or delayed);

PROVIDED THAT nothing in this paragraph 9.2 shall require the Buyer or any member of the Buyer’s Group to take or refrain from taking any action which it reasonably considers would materially and adversely affect the goodwill or bona fide commercial interests of the Buyer’s Group.

10	NO TERMINATION OR RESCISSION

The Buyer shall not be entitled to terminate or rescind this agreement or any agreement or document entered into pursuant to this agreement.

SCHEDULE 4

Properties

	Property Name (1)	Property Interest (2)	Registered Title Number of Interest (3)	Term (4)

1	Alexandra Theatre Birmingham	Assigned Leasehold	Not registrable	20 Years from 21.02.1994
2	Apollo Victoria London	Freehold	321597	Not Applicable
3	Hippodrome Bristol	Freehold	AV97074 AV55313	Not Applicable
4	Playhouse Edinburgh	Freehold	Unregistered	Not Applicable
5	Empire Theatre Liverpool	Leasehold	MS489346	124 Years and 340 days from 03.07.02
6	Grand Opera House York	Freehold	NYK51168	Not Applicable
7	Auditorium Grimsby	Leasehold	Not registrable	10 Years from 01.04.01 to 31.03.11
8	Leas Cliff Hall Folkestone	Leasehold	K950244	20 Years from 30.06.06
9	Lyceum Theatre London	Leasehold	NGL728709	150 Years from 22.11.88
10	New Theatre Oxford	Leasehold	ON280061 ON281020	15 Years from 25.12.07

	Property Name (1)	Property Interest (2)	Registered Title Number of Interest (3)	Term (4)
11	Old Fire Station Oxford	Leasehold	ON252993	20 Years from 23.02.01

12	Opera House Manchester	Freehold	LA251686	Not Applicable

13	Palace Theatre Manchester	Freehold	LA105579	Not Applicable

14	Princess Theatre Torquay	Leasehold	DN582954 and DN583851	1. 60 Years from 17.11.98 2. From 26.11.04 until 16.11.2058

15	Southport Theatre and Floral Hall Southport	Leasehold	Not registrable	12 Years From 01.04.96

16	Empire Theatre Sunderland	Leasehold	TY477027	From 23.03.2007 until 14.12.2029

	Land situated in Garden Place, Sunderland	Leasehold	Not registrable	Tenancy at Will commencing on 1 October 2000 until determined.

17	Grehan House Oxford	Leasehold	ON268129	10 Years from 1 April 2006

18	School House Manchester	Leasehold	Not registrable	From 27 September 2009 until 27 September 2010

SCHEDULE 5

Buyer’s Warranties

1	BUYER’S WARRANTIES AND UNDERTAKINGS

1.1	The Buyer has the requisite authority to enter into and perform this agreement.

1.2	This agreement constitutes and any other document entered into in connection with this agreement or to be delivered by the Buyer at either Exchange or Completion as the case may be (“Buyer Documents”) will, when executed, constitute binding obligations of the Buyer in accordance with their respective terms.

1.3	The execution and delivery of, and performance by the Buyer of its obligations under, this agreement and Buyer Documents will not:

(a)	result in a material breach of any provision of the memorandum or articles of association of the Buyer;

(b)	result in a breach of, or constitute a default under, any instrument to which the Buyer is a party or by which the Buyer is bound;

(c)	result in a breach of any order, judgment or decree of any court or governmental agency to which the Buyer is a party or by which the Buyer is bound; or

(d)	require the consent of its shareholders or of any other person,

and is not otherwise the subject of any restriction or limitation.

SCHEDULE 6

TAX

Part 1 – Definitions and Interpretation

1	DEFINITIONS

In this Schedule the following words and expressions (except where the context otherwise requires) have the following meanings:

“Actual Tax Liability” means any liability of the Target to make a payment of Tax whether or not the same is primarily payable by the Target or the Buyer.

“Auditors” means the auditors for the time being of the Target.

“Buyer’s Relief” means:

(a)	any Relief arising to the Buyer;

(b)	any Relief of the Target (other than a Corresponding Relief) arising as a consequence of, or by reference to, an Event occurring (or deemed to have occurred for any Tax purpose) after Completion or in respect of a period beginning after Completion.

“CAA” means the Capital Allowances Act 2001.

“Claim for Tax” means any assessment (including a self-assessment), notice, demand, letter or other document issued by or action taken by or on behalf of any person, authority or body from which it appears that the Seller is or may be liable under this Schedule or for a breach of the Tax Warranties.

“Corresponding Relief” means:

(c)	any Relief arising as a result of a liability in respect of which the Seller has made a payment under paragraph 1 of Part 3 of this Schedule or in respect of the Tax Warranties; or

(d)	any Relief arising as a result of or in connection with the Event or Events which gave rise to a liability in respect of which the Seller has made a payment under paragraph 1 of Part 3 or in respect of the Tax Warranties; and

(e)	any Relief which is or has been claimed in respect of:

(i)	an accounting period of the Target ending before Completion, or

(ii)	the part before Completion of the accounting period of the Target which is current at Completion, (and which is not a Buyer’s Relief).

which is disallowed by a Tax Authority so as to give rise to a liability in respect of which the Seller has made a payment under paragraph 1 of Part 3 or in respect of the Tax Warranties and which remains available to be used in an accounting period of the Target other than the one in respect of which it was originally claimed.

“CTIP” means the Corporation Tax (Instalment Payment) Regulations 1998 (SI 1998/3175).

“CTA” means the Corporation Tax Act 2009.

“Effective Tax Liability” has the meaning given to it in paragraph 2.1 of Part 1 of this Schedule.

“Event” means any transaction, arrangement, act, failure or omission including but not limited to the execution and performance of this agreement, Completion and any distribution, failure to distribute, acquisition, disposal, transfer, payment, loan or advance, the expiry of any time period and membership of or ceasing to be a member of any group or partnership.

“GPA” means the Live Nation group payment arrangement.

“Group Relief” means any of the following:

(a)	relief surrendered or claimed pursuant to Chapter IV Part X Taxes Act; or

(b)	a tax refund relating to an accounting period as defined by section 102(3) Finance Act 1989 (surrender of company tax refund etc within group) in respect of which a notice has been given pursuant to section 102(2) of that statute.

“Group Relief Payment” means a “payment for group relief” as that term is defined in section 402(6) of the Taxes Act, and a “payment for a transferred tax refund” as defined in section 102(7) Finance Act 1989.

“ITEPA” means the Income Tax (Earnings and Pensions) Act 2003.

“Nominated Company” means Live Nation (Music) UK Limited.

“Non-availability” means loss, reduction, modification, cancellation, non-availability or non-existence.

“PAYE” means the mechanism prescribed by the Tax Statutes for the collection of tax and sums to which Part 11 ITEPA (pay as you earn) and regulations made or deemed to be made thereunder apply and Class 1 and Class 1A contributions referred to in section 1(2) Social Security Contributions and Benefits Act 1992 (outline of contributory system).

“Pension Payment” means the pension payment of £1,392,000 to be made immediately before Completion such payment representing a settlement as calculated by reference to the funding deficit in the Live Nation Pension Scheme as measured on an ongoing basis with such payment having been made into the Live Nation Pension Scheme in recognition that less than 10% of the current members in the Live Nation Pension Scheme are themselves current employees of the Target and that the majority of members of the Live Nation Pension Scheme are not (or as the case may be were not) employed at any of the Properties and instead provide or provided (as the case may be) their services in respect of other venues either owned or managed or formerly owned or managed by either the Target or the Seller’s Group.

“Pension Deduction” means deduction against corporation tax arising in respect of the Pension Payment under section 196 of the Finance Act 2004.

“Pension Deduction Saving” means the reduction or elimination of a UK corporation tax liability of, or repayment of UK corporation tax (which is not a Tax Liability in respect of which the Seller is liable under paragraph 1.1 of Part 3 of this Schedule) to, the Target (or to any member of the Buyer’s Group) which arises as a result of the use of any Pension Deduction by the Target (or any member of the Buyer’s Group).

“Pre-sale Reorganisation” means those matters which are the subject of the indemnity given at Clause 9.1 including, for the avoidance of doubt, the entering into and completion of the Transfer Agreements.

“Relief” means:

(a)	any loss, allowance, credit, relief, deduction, exemption or set-off from or against or in respect of Tax; or

(b)	any right to a repayment of Tax.

“Repayment” means the Target obtaining:

(f)	a repayment of Tax where the Seller has made a payment under paragraph 1 of Part 3 or in respect of the Tax Warranties in respect of the same Tax that is the subject of the repayment; or

(g)	a repayment of Tax as a result of the use of a Corresponding Relief;

(h)	a repayment of Tax in respect of a period arising before Completion

“Saving” means the use of a Corresponding Relief to reduce or eliminate any liability of the Target to make an actual payment of Tax in respect of which but for such reduction or elimination the Seller would not have been liable under paragraph 1 of Part 3, or in respect of the Tax Warranties provided that:

(i)	an amount shall only be a Saving if it is capable of giving rise to a permanent saving of Tax and not merely a saving arising from timing differences; and

(j)	the amount of any Saving shall be ascertained after taking into account any further Tax which is payable in respect of it and any other cost or expense reasonably and properly suffered by the Target or the Buyer which would not have been suffered at that time but for the Saving or the relevant liability to Tax, and which has not already been recovered under this Schedule.

“Seller’s Relief” means any Relief other than a Buyer’s Relief.

“Tax” means all forms of tax, social security contributions, charge, duty, impost, withholding, deduction, levy and governmental charge (whether national or local) in the nature of tax wherever chargeable and whether of the UK or any other jurisdiction, and any amount payable to any Tax Authority or any other person as a result of any enactment relating to tax (but for the avoidance of doubt excluding water rates, business rates and other utility or local authority charges), together with all related penalties, charges and interest.

“Tax Authority” means any statutory or governmental authority or body involved in the collection or administration of Tax including H M Revenue & Customs.

“Taxes Act” means the Income and Corporation Taxes Act 1988.

“Tax Covenant” means the covenant set out in Part 3 of this Schedule.

“Tax Liability” means an Actual Tax Liability or an Effective Tax Liability.

“Tax Statutes” means any primary or secondary statute, instrument, enactment, order, law, by-law or regulation making any provision for or in relation to Tax.

“Tax Warranties” means the warranties set out in Part 2 of this Schedule.

“TCGA” means the Taxation of Chargeable Gains Act 1992.

“VAT” means value added tax within the meaning of the VATA.

“VATA” means the Value Added Tax Act 1994.

2	INTERPRETATION

2.1	In this Schedule “Effective Tax Liability” means the utilisation or set-off of any Buyer’s Relief against any Tax or against income, profits or gains in circumstances where but for such utilisation or set-off an Actual Tax Liability would have arisen in respect of which the Seller would have been liable to the Buyer under this Schedule.

2.2	The value of an Effective Tax Liability is the amount of Tax saved by such utilisation or set off.

2.3	Reference in this Schedule to the result of any Event occurring on or before Completion includes the combined result of two or more Events, the first of which occurred on or before Completion outside the ordinary course of business of the Target and where the Event or Events occurring after Completion were inside the ordinary course of business of the Target as carried on at Completion.

2.4	Reference in this Schedule to income, profits or gains earned, accrued or received on or before Completion includes income, profits or gains which are deemed to be earned, accrued or received on or before Completion for any Tax purpose.

2.5	References to “in the ordinary course of business of the Target” or to any similar expression, do not include Events falling within any of the following provisions:

(a)	any Event which results in a Tax Liability of the Target chargeable or attributable to or primarily against a person other than the Target;

(b)	any Event to which Part XVII of ICTA (tax avoidance) applies;

(c)	any Event which relates to a transaction or an arrangement which includes, or series of transactions or arrangements which includes any step or steps having no commercial business purpose apart from the reduction, avoidance or deferral of a Tax Liability;

(d)	any Event which is part of the Pre-Sale Reorganisation;

(e)	the making of any distribution (as defined in section 209 of ICTA) or deemed distribution for Tax purposes;

(f)	the disposal, acquisition or deemed disposal or acquisition of any asset other than trading stock;

(g)	any failure by the Target to deduct and/or account for Tax;

(h)	the Target ceasing for Tax purposes to be a member of any group or associated with any other company;

(i)	the acquisition, disposal or supply of assets, goods, services or business facilities of any kind (including a loan of money or a letting, hiring or licensing of tangible or intangible property) for a consideration which is treated for Tax purposes as different from the actual consideration but only to the extent that any Tax liability is attributable to the difference between the consideration actually received and the consideration deemed to have been received for the purpose of any Tax; and/or

(j)	any other Event to the extent that it gives rise to any Taxation on deemed (as opposed to actual) income, profits or gains.

Part 2 – Tax Warranties

1	ADMINISTRATION

1.1	The Target has accounted for all Tax for which it is liable to account and which was due and payable and is under no liability to pay any penalty, fine, surcharge or interest in respect of Tax.

1.2	All payments by the Target to any person which are required by law to be made under deduction or withholding of Tax have been so made and the Target has if required by law to do so accounted to the relevant Tax Authority for the Tax so deducted or withheld.

1.3	All computations, notices, reports, accounts, statements, assessments, registrations, returns (including any land transaction returns) and any other documents that should have been made by the Target before Completion for any Tax purpose have been made on a proper basis, were submitted within applicable time limits, were correct and complete in all material respects (and so far as the Seller is aware remain accurate and complete in all material respects) and are not the subject of any dispute with any Tax Authority.

1.4	The Target has maintained and has in its possession and under its control all material records which it is required by any of the Tax Statutes to maintain.

1.5	No Tax Authority has agreed in writing to operate any special arrangement in relation to the Target’s Tax affairs.

1.6	The Target is not involved in any dispute with any Taxation Authority and has not been subject to any non-routine audit, investigation or visit by any Tax Authority. The Seller is not aware of any circumstances existing which make it likely that a visit, audit or investigation be made in the next 12 months.

1.7	The Target has duly submitted all claims, disclaimers and elections the making of which has been assumed for the purposes of the Last Accounts. So far as the Seller is aware, no such claims, disclaimers or elections are likely to be disputed or withdrawn.

1.8	So far as the Seller is aware, the Target is not liable to make to any person (including any Taxation Authority) any payment in respect of any liability to Taxation which is primarily or directly chargeable against, or attributable to, any other person (other than the Target)

2	STATUS OF THE TARGET

2.1	The Target is and has always been resident in the United Kingdom for Tax purposes.

2.2	The Target is not and has at no time been an investment company or an investment trust company for the purposes of the Tax Statutes.

3	CORPORATION TAX

3.1	All payments or repayments which were required to be made or which have been claimed pursuant to the CTIP since the Last Accounts Date have been duly made or received and the computation of each such payment or claim for repayment took account of all relevant estimates and other information available to the Target at the time when such payment was required to be made or (as the case may be) at the time when such claim for repayment was submitted to a Tax Authority.

3.2	The Target has not:

(a)	been concerned with or in any distribution for the purposes of sections 213 to 218 Taxes Act (demergers); or

(b)	at any time repaid or redeemed or agreed to repay or redeem any shares of any class of its share capital or otherwise reduced or agreed to reduce its share capital or any class thereof or issued any share capital as paid up otherwise than by the receipt of new consideration (as defined in sections 254(1) and (5) Taxes Act).

3.3	The Target has not made and is under no obligation under which it is, or at any time may become, liable to make any payment of an income nature which has not been and will or may not be allowable in full for corporation tax purposes or which may be disallowed as a deduction, as a set-off or as a charge on income or otherwise be unrelieved for corporation tax purposes by reason of the provisions of sections 54 (expenses not wholly and exclusively for trade and unconnected losses), 82 (contributions to local enterprise organisations or urban regeneration companies), 1301 (restriction of deductions for annual payments or 443 (restriction of relief for interest where tax relief schemes involved) CTA or sections 338 (allowance of charges on income and capital), 339 (charges on income: donations to charity), 770A (provision not at arm’s length), 779 to 786 inclusive (provisions about sale and lease-back and leased assets and transactions associated with loans) or 787 (restriction of relief for payments of interest) Taxes Act or otherwise.

3.4	Neither the Target nor any associated company of the Target owns any intangible asset which was acquired from another company which was at the time a member of a group of companies for the purposes of section 780 (deemed realisation and reacquisition at market value) CTA.

3.5	The Target has at all times when required applied an amortised cost basis of accounting (as that term is defined in section 313 CTA) in respect of all loan relationships (as that term is defined in section 302 CTA) to which it is a party.

3.6	No liability to Tax or non-trading deficit would arise from any loan relationship of the Target as a result of any debt under such loan relationship being settled in full or in part at Completion.

4	CAPITAL ALLOWANCES

4.1	No balancing charge under the CAA would be made on the Target on the disposal of any asset, or of any pool of assets (that is to say all those assets expenditure relating to which would be taken into account in computing whether a balancing charge would arise on a disposal of any other of those assets) on the assumption that the disposals are made for a consideration equal to the book value shown in or adopted for the purpose of the Last Accounts for each of the assets.

4.2	The Target has not:

(a)	incurred any capital expenditure on the provision of machinery or plant for leasing since the Last Accounts Date;

(b)	made and could not be treated as having made an election under section 83 CAA (meaning of “short-life asset”);

(c)	made any election under section 183 CAA (incoming lessee where lessor entitled to allowances); or

(d)	made or agreed to make any election under section 198 (election to apportion sale price on sale of qualifying interest) or section 199 (election to apportion capital sum by lessee on grant of lease) CAA.

4.3	The Target does not own any asset which is, or is capable of being, a long-life asset as defined in section 91 CAA (meaning of “long-life asset”).

5	CHARGEABLE GAINS

5.1	If each of the capital assets of the Target were to be disposed of for a consideration equal to the book value of the asset in, or adopted for the purpose of, the Last Accounts, or if acquired after the Last Accounts Date if any such asset were disposed of for a value equal to the consideration for its acquisition, no chargeable profit or gain would arise and for this purpose there will be disregarded any relief and allowances available other than amounts falling to be deducted under section 38 TCGA (expenditure: general).

5.2	The Target has not disposed of or acquired any asset in circumstances falling within section 17 TCGA (disposals and acquisitions treated as made at market value) and is not entitled to any capital loss to which section 18(3) TCGA (transactions between connected persons) may apply.

5.3	The Target has not been a party to or involved in any share for share exchange or any scheme of reconstruction or amalgamation such as are mentioned in sections 135 (exchange of securities for those in another company), 136 (reconstruction or amalgamation involving issue of securities) or 139 (reconstruction or amalgamation involving transfer of business) TCGA under which shares or debentures have been issued or any transfer of assets has been effected.

5.4	Neither the Target nor any company which was a member of the same group of companies as the Target at the relevant time has made any claim under sections 152 to 157 inclusive TCGA (replacement of business assets).

5.5	The Target does not own any asset which was acquired from another company which was at the time a member of a group of companies for the purposes of section 179 TCGA (deemed disposal of a chargeable asset).

5.6	The Target does not own any asset in respect of which schedule 2 (assets held on 6 April 1965) or section 35 (assets held on 31 March 1982) TCGA has or may have effect.

5.7

Neither the execution nor completion of this Agreement, nor any other Event since the Last Accounts Date, will result in any profit being deemed to accrue by the Target for Taxation purposes whether pursuant to section 179 of TCGA, paragraph 12A of

Schedule 9 to the Finance Act 1996/sections 345 and 346 of the Corporation Tax Act 2009, paragraph 30A of Schedule 26 to the Finance Act 2002/sections 630-632 of the Corporation Tax Act 2009, paragraph 58 or 60 of Schedule 29 to the Finance Act 2002/section 780 or 785 of the Corporation Tax Act 2009 or otherwise.

6	CLOSE COMPANIES

The Target is not and never has been a close company as defined in section 414 Taxes Act (close companies) or a close investment-holding company as defined in section 13A Taxes Act (close investment-holding companies).

7	STAMP DUTY

7.1	All instruments (other than those which have ceased to have any legal effect) to which the Target is a party as purchaser, lessee or assignee and which, whether in the United Kingdom or elsewhere, are required to be stamped either with a particular stamp denoting that no duty has been chargeable or that the document has been produced to the appropriate authority, have been properly stamped, and no such documents which are outside the United Kingdom would attract stamp duty if they were brought into the United Kingdom.

7.2	The Target has duly paid all stamp duty reserve tax for which it has at any time been liable.

7.3	The Target has duly paid all stamp duty land tax for which it has at any time been liable.

7.4	Neither entering into this agreement nor Completion will result in the withdrawal of a stamp duty or stamp duty land tax relief granted on or before Completion which will affect the Target.

7.5	The Disclosure Letter sets out full and accurate details of any chargeable interest (as defined under section 48 of the Finance Act 2003) acquired or held by the Target before Completion in respect of which the Seller is aware, or ought reasonably to be aware, that an additional land transaction return will be required to be filed with a Taxation Authority and/or a payment of stamp duty land tax made on or after Completion except where that additional land transaction return or payment of stamp duty land tax is as a result of a rent review in any lease or the result of any event arising after Completion.

8	VALUE ADDED TAX

8.1	The Target is a member of a group of companies for the purposes of section 43 VATA (groups of companies) (the “VAT Group”) of which the representative member is the Target (the “Representative Member”) and the Seller is also a member of the VAT Group.

8.2	All VAT due and payable by the Target has been declared and paid in full.

8.3	The Representative Member has never been in default in respect of any prescribed accounting period as mentioned in section 59(1) VATA (default surcharge).

8.4	No member of the VAT Group has made an election to waive exemption in relation to any land in accordance with paragraph 2 schedule 10 VATA (election to waive exemption).

8.5	No member of the VAT Group has ever made any supplies which are exempt from VAT of such proportion that it is unable to claim credit for all input tax paid or suffered by it.

9	ANTI AVOIDANCE

9.1	The Target has never entered into or so far as the Seller is aware been party to any transaction as a result of which any provision of Part XVII Taxes Act applied, applies or may apply.

9.2	The Target has never acted as a promoter of any notifiable arrangements or notifiable proposals within the meaning of section 306 Finance Act 2004.

9.3	The Target has not been a party to any designated scheme or notifiable scheme within the meaning of Schedule 11A VATA 1994.

10	CUSTOMS DUTIES

10.1	The Target has no arrangement or authorisation in place under the Council Regulation EEC Number 2913/92 or Community Customs Code and Commissions Regulation EEC Number 2454/93 in relation to any relief from customs duty.

10.2	The Target does not hold any authorisation from HM Revenue and Customs to import goods upon which the customs duty has not been paid at importation or upon which there may be a clawback of duty paid.

11	INDIRECT TAX

The Target is not, nor has it ever been, a registrable person for the purposes of any Tax (other than VAT) administered by HM Revenue and Customs (or any equivalent Tax Authority outside the United Kingdom responsible for the administration of indirect Tax).

12	OVERSEAS ELEMENTS

12.1	The Target has never been resident or treated for the purposes of any double Tax arrangements having effect by virtue of section 788 Taxes Act (relief by arrangement with other countries) as being resident for Tax purposes in a territory outside the United Kingdom nor does it carry on any trading activities outside the United Kingdom.

12.2	The Target is not a member of an overseas partnership.

12.3	The Target is not liable to register with any Tax Authority outside the United Kingdom for the purposes of paying or administering any Tax.

12.4	The Target has never had nor at Completion will it have any liability to pay any Tax to a Tax Authority outside the United Kingdom.

13	INTELLECTUAL PROPERTY

13.1	The Target has not sold or agreed to sell any patent rights for a capital sum that would be chargeable as income pursuant to section 912 CTA (charge to tax from sales of patent rights).

13.2	Since the Last Accounts Date the Target has not acquired or disposed of or agreed to acquire or dispose of know-how (whether or not together with a trade or part of a trade) in connection with which Part 3 Chapter 13 CTA (disposal and acquisition of know-how) apply or may apply.

14	TAXATION OF EMPLOYEES AND AGENTS

14.1	The Target has properly operated the PAYE system, making such deductions and payments of tax as required by law from all payments to or treated as made to employees, ex-employees, officers and ex-officers of the Target and punctually accounted to HM Revenue and Customs for all such tax and all returns required pursuant to section 684 ITEPA and regulations made there under have been punctually made and are accurate and complete in all respects.

14.2	The Target has not made any payment to or provided any benefit for any officer or employee or ex-officer or ex-employee of the Target which is not allowable as a deduction in calculating the profits of the Target for taxation purposes.

14.3	The Target has not provided, or agreed to provide, to any officer or employee or ex-officer or ex-employee of the Target:

(a)	any shares or interest in shares for the purposes of section 447(1) ITEPA in the circumstances described in that sub-section;

(b)	any interest in shares on terms that make that interest only conditional for the purposes of section 422 ITEPA;

(c)	any convertible shares for the purposes of section 435 ITEPA;

(d)	any right to acquire shares for the purposes of section 471 ITEPA; or

(e)	any other benefit in respect of which the Target will or would, if the prescribed circumstances arise, be required on or after Completion to operate PAYE or pay or account for any national insurance contributions.

14.4	The Target has complied with section 421J ITEPA.

14.5	The Target has not made any payment to which section 225 and 226 ITEPA apply.

14.6	The Target has paid all national insurance contributions for which it is liable and has kept proper books and records relating to the same and has not been a party to any scheme or arrangement to avoid any liability to account for primary or secondary national insurance contributions.

Part 3 – Tax Covenant

1	COVENANT

1.1	Subject as provided in this Schedule the Seller covenants with the Buyer to pay to the Buyer an amount equal to:

(a)	any Actual Tax Liability which arises in respect of, or in consequence of:

(i)	any Event occurring (or deemed for the purposes of any Tax Statutes to occur) on or before Completion; or

(ii)	any income, profits or gains earned, accrued or received on or before Completion;

(b)	the value of any Effective Tax Liability;

(c)	any liability of the Target in respect of Tax arising as a result of the application of section 767A or section 767AA Taxes Act, or any other secondary liability of the Target arising as a result of the failure of:

(i)	the Seller; or

(ii)	any company (other than the Target and other than a company which on or after Completion becomes a member of a group of which the Target is at any time after Completion a member) which has at any time (whether before or after Completion) been a member of a group (as defined for any Tax purpose) of which the Target was a member at any time prior to Completion; or

(iii)	any company over which the Target has had control (as defined for any Tax purpose) at any time prior to Completion or by any company over which a person, which has had control (as defined for any Tax purpose) over the Target at any time prior to Completion, has at any time (whether before or after Completion) had control (as defined for any Tax purpose);

to pay Tax due to be paid by it at any time;

(d)	any liability of the Target to pay or repay the whole or part of any Group Relief Payment in respect of any period (or part thereof) ending on or before Completion;

(e)	any liability of the Target to make a payment in respect of Taxation under any indemnity, covenant or guarantee entered into on or before Completion;

(f)	any Actual Tax Liability which arises in respect of, by reference to or in consequence of the Pre-Sale Reorganisation;

(g)	any Actual Tax Liability which arises in respect of, by reference to or in consequence of CCE Spinco Inc’s (renamed as Live Nation Inc) spin off from Clear Channel Communications Inc;

(h)	any Actual Tax Liability or other liability (whether actual or contingent) or loss of the Target which arises in respect of, by reference to or in consequence of the Target having failed to notify HM Revenue and Customs within the relevant time limit any option to tax that the Target has made in relation to any property leased or owned by the Target; and

(i)	50% of any Tax liability of the Subsidiary which is not a corporation tax liability and which arises in respect of, or in consequence of any Event occurring (or deemed for the purposes of any Tax Statutes to occur) on or before Completion.

1.2	The Seller covenants with the Buyer to pay to the Buyer an amount equal to any reasonable costs or expenses properly incurred by the Buyer or the Target as a result of any of the matters referred to in paragraph 1.1 of this Part or in pursuing any Claim for Tax for which the Seller is liable under this Schedule or in successfully taking any action against the Seller under this Schedule.

Part 4 – Limitations and Procedure

1	LIMITATIONS

1.1	The Seller shall not be liable under Part 3 of this Schedule or pursuant to any claim under the Tax Warranties to the extent that:

(a)	such Tax Liability or other liability is paid or otherwise discharged prior to Completion; or

(b)	such Tax Liability or other liability is in respect of a Tax other than corporation tax which arises as a consequence of an Event in the ordinary course of business of Target since the Last Accounts Date; or

(c)	such liability is a liability for which the Target or the Subsidiary has recovered from the Seller or a member of the Seller’s Group under the terms of the Transfer Agreements; or

(d)	such Tax Liability or other liability would not have arisen but for any voluntary act, omission or transaction carried out by the Target, the Buyer or any member of the Buyer’s Group after Completion which was outside the ordinary course of business of Target as carried on at Completion and the Buyer knew or ought reasonably to have known that the act, omission or transaction would give rise to such liability, save that this limitation shall not apply where the act, omission or transaction was carried out or effected by the Target, the Buyer or any member of the Buyer’s Group:

(i)	pursuant to a legally binding obligation of Target created on or before Completion; or

(ii)	with the written approval or request of the Seller under paragraphs 3 or 12 of Part 4 of this Schedule; or

(iii)	pursuant to an obligation imposed on the Target by any law, regulation or directive or the published practice of any Tax Authority; or

(e)	such Tax Liability or other liability arises or is increased as a result of the imposition of any Tax or any increase in rates of Tax made after Completion or as a result of any change in law or in the published practice or concession of any Tax Authority or as a result of any published decision of a court or tribunal, in each case occurring after Completion; or

(f)	such Tax Liability or other liability arises or is increased as a result of any voluntary change after Completion in the bases, methods or policies of accounting of the Target save where such change is made to comply with generally accepted accounting practice in force as at Completion; or

(g)	such Tax Liability or other liability would not have arisen but for any claim, election, surrender or disclaimer made or notice or consent given after Completion under, or in connection with the provisions of any enactment or regulation relating to Tax by the Target or any member of the Buyer’s Group other than where the claim, election, surrender or disclaimer was made or notice or consent was given at the request of the Seller pursuant to its rights under paragraph 3 (conduct of claims) or paragraph 12 (administration) of Part 4 of this Schedule; or

(h)	such Tax Liability or other liability would not have arisen but for the withdrawal or amendment by the Target, the Buyer or any member of the Buyer’s Group after Completion (save at the request of the Seller pursuant to its rights under paragraph 3 (conduct of claims) or paragraph 12 (administration) of Part 4 of this Schedule) of any claim, surrender, disclaimer, notice or consent made by the Target prior to Completion or made after Completion in respect of the period ending on or before Completion; or

(i)	any Seller’s Relief is available to the Target to set against or otherwise mitigate the Tax Liability or other liability in question; or

(j)	such Tax Liability or other liability is in respect of interest or penalties which arise or are increased as a consequence of any failure or delay by the Buyer or the Target in complying with the provisions of paragraph 3 (conduct of claims) or paragraph 12 (tax administration) of Part 4 of this Schedule; or

(k)	such Tax Liability or other liability would not have arisen but for a cessation or any change in the nature of conduct of any trade carried out by the Target on or after Completion; or

(l)	such Tax Liability or other liability arises as a consequence of an underpayment, prior to Completion of the quarterly instalments of corporation tax in respect of the period between 31 December 2008 and Completion as a consequence of the Target generating additional profits chargeable to corporation tax after Completion exceeding those reasonably assumed by the Seller or the Target in calculating such quarterly instalments; or

(m)	such Tax Liability or other liability has been made good by insurers or otherwise compensated for without cost to the Buyer or the Target; or

(n)	payment or discharge has already been made by the Seller for such Tax Liability or other liability under this Agreement; or

(o)	such Tax Liability or other liability is a liability in respect of interest and/or penalties which would not have arisen but for any failure or delay by the Target, the Buyer or any member of the Buyer’s Group in paying over to any Tax Authority any payment made by the Seller under this Schedule; or

(p)	such Tax Liability or other liability is in respect of Advance Ticket Receipts.

1.2	The Seller shall not be liable in respect of any breach of the Tax Warranties if and to the extent that the loss is or has been included in any claim under the Tax Covenant or vice versa in respect of any claim under the Tax Covenant.

2	DURATION AND EXTENT

2.1	The Seller shall not be liable in respect of a liability arising under this Schedule unless it has received from the Buyer written notice of the Claim for Tax which relates to that Tax Liability within the date which is six years from the end of the accounting period in which Completion occurs.

2.2	The provisions of clauses 8 and Schedule 3 to this Agreement that specifically refer to the Tax Covenant shall apply to all claims under this Schedule as if the same were set out in full in this Schedule.

3	CONDUCT OF CLAIMS

3.1	If the Target receives or becomes aware of a Claim for Tax, the Buyer shall or shall procure that the Target shall give written notice of such Claim for Tax to the Seller as soon as reasonably practicable and, in any event, in the case where the Claim for Tax consists of an assessment or demand for which the period for response or appeal is time limited, within ten Business Days prior to the expiry of such time limit (provided that failure to deliver such notice should not restrict the ability of the Buyer to make a claim against the Seller pursuant to this Schedule).

3.2	Subject to this paragraph 3.2 and 3.5 of this Part the Buyer shall or shall procure that the Target shall take such action to avoid, dispute, resist, appeal, mitigate, compromise or contest any Claim for Tax as the Seller may reasonably request in writing and the Seller may elect to have any action referred to in this paragraph 3.2 delegated to it and conducted by the Seller or professional advisers nominated by it for this purpose, in each case acting in the name of the Target, but (in the case of professional advisors) reporting to the Seller, in which event the Seller shall:

(a)	keep the Buyer fully informed of all matters relating to any action referred to in paragraph 3.2 of this Part and deliver to the Buyer copies of all material written correspondence relating to the action referred to in paragraph 3.2 of this Part;

(b)	inform the Buyer in writing of the content of all material discussions, correspondence or other communication which it is intending to have with or submit to any Tax Authority at least 10 business days prior to the intended discussion or submission of the correspondence or other communication (in each case the “Intended Communication”) to allow the Buyer to comment thereon. The Seller shall take account of and reflect in the Intended Communication any reasonable comments made by the Buyer;

(c)	not submit, make or have any Intended Communication until the Buyer has either supplied the Seller with its comments or notified the Seller that it has no comments provided that if the Buyer does not supply any comments or give any such notification within 10 business days of receipt of the Intended Communication, then the Seller shall be entitled to submit, make or have the Intended Communication.

3.3	The Buyer shall not be obliged to procure that the Target makes or defends any appeal against a determination by the Tax Chamber of the First-tier Tribunal unless leading Tax counsel of at least 7 years standing (“Counsel”) advises that the appeal or defence has more than a 50% chance of success. Counsel shall be chosen jointly by the Seller and the Buyer and shall be instructed by the Seller who shall take account of all reasonable comments made by the Buyer in preparing the instructions. The Buyer shall be entitled to attend any conference with Counsel.

3.4	The Buyer shall not be obliged to, or to procure the Target to, agree to the settlement or compromise of any Claim for Tax or any proposal for such settlement or compromise which, in the Buyer’s reasonable opinion is likely to have a material adverse effect on the future Tax liability of the Target;

3.5	The Buyer shall not be obliged to take or procure that the Target takes any action:

(a)	where the Seller requests an appeal and the appeal cannot be made without the Tax the subject of the Claim for Tax being paid to the relevant Tax Authority, unless the Seller pays such amount to the Buyer; or

(b)	if the Seller:

(i)	becomes insolvent;

(ii)	has an administrative receiver or other receiver appointed over all or any of its assets or undertaking;

(iii)	enters into any composition or arrangement with or for the benefit of its creditors; or

(iv)	if the equivalent of any of the events described in this clause inclusive occurs in relation to the Seller under the laws of any jurisdiction;

(c)	which would constitute fraudulent or negligent conduct on the part of the Buyer and/or the Target; or

(d)	which would be materially prejudicial to the Tax affairs of the Buyer, the Target or any member of the Buyer’s Group.

3.6	The Seller shall indemnify the Buyer and the Target to their reasonable satisfaction against all reasonable costs, expenses, losses (including interest on overdue Taxation and any Tax Liability) and damages that may arise from the exercise by the Seller of its rights under this paragraph 3.

3.7	The Buyer shall or shall procure that the Target shall (at the Seller’s cost) provide such information and assistance as the Seller may reasonably require in connection with the preparation for and conduct of such proceedings.

3.8	If the Seller:

(a)	does not request the Buyer to take any action pursuant to paragraph 3.2; or

(b)	fails to indemnify the Buyer and the Target (in accordance with paragraph 3.6);

within 15 Business Days of the giving of written notice to the Seller under paragraph 3.1, the Buyer and the Target shall be free to settle or pay the Claim for Tax on such terms as they shall in their absolute discretion think are reasonable.

3.9	For the avoidance of doubt it is agreed and declared that nothing contained in this paragraph 3 shall oblige the Buyer to prevent the Target from making a payment of Taxation at the time necessary to avoid incurring any fine, penalty or interest in respect of any unpaid Taxation.

4	DATE FOR PAYMENT

4.1	A payment to be made by the Seller under this Schedule shall be made in cleared funds on the following dates:

(a)	in the case of an amount under paragraphs 1.1(a), 1.1(c), 1.1(e), 1.1(f), 1.1(g) or 1.1(i) of Part 3 of this Schedule on or before the later of:

(i)	seven days after written demand for such payment; and

(ii)	two days before the date on which the Tax is finally due to the Tax Authority demanding the same;

(b)	in the case of an amount in respect of an Effective Tax Liability, on or before the later of:

(i)	seven days after written demand for such payment; and

(ii)	two days before the date on which the payment of Tax saved thereby would otherwise have become due and payable to the relevant Tax Authority;

(c)	in the case of an amount under paragraph 1.2 of Part 3 of this Schedule within seven days of the Buyer giving written notice and evidence of the costs and expenses incurred by the Buyer or the Target to the Seller;

(d)	in the case of an amount under paragraph 1.1(d) of Part 3 of this Schedule on or before the later of:

(i)	seven days after written demand for such payment; and

(ii)	two days before the date on which the Group Relief Payment is finally due and payable by the Target; and

(e)	in the case of an amount under paragraph 1.1(h) of Part 3 of this Schedule:

(i)	where the liability is an Actual Tax Liability on or before the later of:

(A)	seven days after written demand for such payment; and

(B)	two days before the date on which the Tax is finally due to the Tax Authority demanding the same; and

(ii)	in the case of any other liability, within seven days of the Buyer giving written notice and evidence of the liability incurred by the Buyer or the Target to the Seller.

4.2	Any sum not paid by the Seller on the due date for payment as specified in clause 6.1 shall bear Interest (which shall accrue from day to day after as well as before any judgment for the same) from the due date to and including the day of actual payment, provided that no Interest shall accrue to the extent that the Seller’s liability under part 3 of this Schedule extends to interest or penalties arising after the due date.

5	WITHHOLDING AND TAX

5.1	All payments made by the Seller under the Tax Covenant shall be made gross, free of any rights of counterclaim or set-off and without any deductions or withholdings of any nature save for any deductions or withholdings required to be made by law.

5.2	If the Seller is required by law to make any deduction or withholding referred to in paragraph 5.1 from any payment it shall make such deduction or withholding and the sum due in respect of such payment shall be increased to the extent necessary to ensure that after the making of such deduction or withholding the Buyer receives and retains (free of any liability in respect of any such deduction or withholding) a net sum equal to the sum which it would have received and retained had no such deduction or withholding been required to be made.

5.3	If any payment under the Tax Covenant is subject to Tax in the hands of the Buyer (other than Tax attributable to the payment being properly treated as an adjustment to the consideration paid by the Buyer for the Target) the Seller shall within seven days notice in writing being served on it by the Buyer pay to the Buyer such further amount as shall ensure that the net amount received in respect of such payment after such Tax is the same as it would have been had the payment not been subject to such Tax (and after giving credit for any relief from or credit in respect of Tax available to the Buyer in respect of such payment or the matter giving rise to the payment).

5.4	The Seller shall not be obliged to pay any additional amount under paragraphs 5.2 or 5.3 in respect of any deduction or withholding or any Tax:

(a)	in the event that the Buyer assigns the whole or any part of the benefit of this agreement, save to the extent that the Seller would have been so liable had no such assignment occurred; or

(b)	in the event that the Buyer is not resident in the United Kingdom for Tax purposes.

6	CHOICE OF CLAIM

Subject to paragraph 1.2 of this Part 4 to this Schedule the Buyer shall in its absolute discretion decide whether to make a claim under the Tax Covenant or the Tax Warranties.

7	SAVINGS AND REPAYMENTS

7.1	If the Buyer becomes aware that the Target or a member of the Buyer’s Group has obtained a Repayment or Saving, the Buyer shall (or shall procure that the Target shall) as soon as reasonably practicable and in any case within 10 Business Days, inform the Seller of that fact.

7.2	If the Auditors are requested by either party to this Agreement to determine whether or not there has been any such Repayment or Saving the relevant party shall procure that the Auditors are instructed to give and shall (at the expense of the party requesting) give as soon as practicable such determination.

7.3	In carrying out the determination referred to in paragraph 7.2 the Auditors shall act as experts and not as arbitrators and (in the absence of manifest error and subject to paragraph 7.5 below) their decision shall be final and binding on the parties to this agreement.

7.4

If, on or before the seventh anniversary of Completion, the Auditors determine that there has been a Repayment or Saving or if the Auditors have not been asked to determine whether or not a Repayment or Saving has arisen the parties agree between themselves that there has been a Repayment or Saving then the amount of such Repayment or Saving (the “Relevant Amount”) is to be dealt with in accordance with paragraph 7.4 of this Part:

(a)	the Relevant Amount shall first be set off against any payment due from the Seller under this Schedule or for breach of the Tax Warranties;

(b)	to the extent there is an excess of the Relevant Amount after any amounts have been set off under paragraph 7.4(a) of this Part, a refund shall be made to the Seller of any previous payment or payments made by the Seller under this Schedule or for breach of the Tax Warranties and not previously refunded under this paragraph 7.4(b) up to the amount of such excess; and

(c)	to the extent that the excess referred to in paragraph 7.4(b) is not exhausted under that paragraph, the remainder of that excess shall be repaid to the Seller.

7.5	After the Auditors have given their determination under this paragraph 7, the Seller or the Buyer may, at any time before the seventh anniversary of Completion, request the Auditors to review that determination in the light of all relevant circumstances, including any facts of which it was not aware, and which were not taken into account, at the time when such determination was produced, and to determine whether in their opinion the determination remains correct or whether, in light of those circumstances, it should be amended. Any such review shall be paid for by the Buyer if the Buyer requests a review and no amendment to the determination which is favourable to the Buyer proves necessary. In all other circumstances the review shall be paid for by the Seller.

7.6	If the auditors make an amendment to the earlier determination and the Relevant Amount is revised, that revised amount shall be substituted for the previous amount and any adjusting payment that is required shall be made by or to the Seller (as the case may be) as soon as practicable.

8	RECOVERY FROM OTHER PERSONS

8.1	If:

(a)	the Target or the Buyer is entitled to recover from any other person, (including a Tax Authority but excluding the Target) any sum in respect of any matter to which this Schedule applies or in respect of the Tax Warranties; and

(b)	the Seller has first agreed to indemnify the Buyer and the Target against any Tax that may be suffered on receipt of that sum and all reasonable costs, expenses and losses which the Buyer and the Target may properly incur in connection with the taking of the following action;

then the Buyer shall or shall procure that the Target shall take all reasonable steps to enforce the recovery against the person in question (keeping the Seller fully informed of the progress of any action taken).

8.2	If the Target or the Buyer recovers from any third party any sum in respect of a liability for which a claim could be or has been made against the Seller pursuant to this Schedule or for breach of the Tax Warranties an amount equal to the amount so recovered together with any interest or repayment supplement thereon (less the reasonable costs incurred and an amount equal to any Taxation which arises as a direct result of such recovery and expenses paid by such person (insofar as not reimbursed by the Seller)) shall:

(a)	if the Seller has at the time of the recovery made any payment pursuant to this Schedule or to satisfy a claim for breach of the Tax Warranties, the amount shall be paid to the Seller by the Buyer within seven days of the recovery (provided that the amount paid to the Seller under this paragraph 8.2 shall not exceed the amount of the payment made by the Seller pursuant to this Schedule or to satisfy a claim for breach of the Tax Warranties (which for the avoidance of doubt will include any costs which the Seller has paid under this paragraph 8.2) in respect of the Tax Liability in question less any part of such amount previously repaid to the Seller under any provision of this Schedule or elsewhere under this agreement); or

(b)	if any claim has been made by the Buyer pursuant to this Schedule but the Seller has not at the time of the recovery made payment in respect thereof, the amount shall be set against and reduce pro tanto the claim against the Seller.

9	GROUP RELIEF

9.1	The Seller may, so far as legally possible, reduce or extinguish any Tax Liability:

(a)	by reallocating for nil consideration a chargeable gain or any part of such gain to any member of the Seller’s Group under the provisions of section 179A TCGA 1992 or section 792 CTA;

(b)	by electing for nil consideration under section 171A TCGA 1992 that a disposal of an asset by the Target shall be treated as having been made by a member of the Seller’s Group;

(c)	by surrendering or procuring the surrender of Group Relief, eligible unrelieved foreign tax or advance corporation tax to the Target for nil consideration; and

(d)	by claiming for nil consideration to roll-over or reinvest any income, profits or gains of the Target into the expenditure on replacement assets acquired by any member of the Seller’s Group,

such that the Seller has no liability under this Schedule in respect of the Tax Liability and any claim already made in respect of such Tax Liability is deemed for the purposes of this Schedule and the Agreement never to have been made.

9.2	The Buyer shall and shall procure that the Target shall use all reasonable endeavours to procure that all relevant claims, elections and surrenders are made and all other actions are taken as are required to give effect to the elections in paragraph 9.1.

9.3	The Buyer shall procure that all relevant claims, elections, surrenders and all other actions taken under paragraph 9.1 are made in priority to and given priority over any other surrenders of Group Relief or other relevant claims, elections, surrenders or actions involving the Target.

10	VAT GROUP

10.1	The Buyer shall procure that the Representative Member (as defined in paragraph 8 of Part 2 of this Schedule) shall as soon as reasonably practicable apply to HM Revenue & Customs to exclude the Seller from the VAT Group and the Seller shall use its reasonable endeavours to ensure its exclusion from the VAT Group with effect from Completion and in any event from the earliest date on which the HM Revenue & Customs shall allow.

10.2	The Seller undertakes:

(a)	to provide to the Representative Member after Completion such documents, information and assistance as it may reasonably require to enable it to comply with its obligations in the making of VAT returns and accounting for VAT to HM Revenue & Customs in respect of supplies or acquisitions made by it or any past or present member of the Seller’s Group (excluding Target) for VAT purposes in each prescribed accounting period (as defined in section 25(1) VATA) where such supplies or acquisitions are, for the purposes of section 43 VATA (groups of companies), treated as made by the Representative Member (“Relevant PAPs”); and

(b)	to pay to the Representative Member an amount equal to any VAT for which the Representative Member has to account to HM Revenue & Customs (or would have to account but for any input tax credit or repayment of VAT due from HM Revenue & Customs in respect of actual supplies made to the members of the VAT Group other than the Seller or members of the Seller’s Group) in respect of the Relevant PAPs and which results from supplies, deemed supplies, importations or acquisitions made by the Seller or any past or present member of the Seller’s Group (excluding Target) in the Relevant PAPs but treated as made by the Representative Member under section 43(1) VATA (groups of companies) not less than two Business Days before the Representative Member is required to pay such VAT to HM Revenue & Customs and, in computing such amount of VAT, credit shall be given to the Seller for any input tax to which it or any past or present member of the Seller’s Group (excluding Target) are entitled under the VATA on supplies, deemed supplies made to or importations or acquisitions made by the Seller or any past or present member of the Seller’s Group (excluding Target) in the Relevant PAP, but treated as made to or by the Representative Member.

10.3	The Buyer shall procure that the Representative Member shall properly and promptly comply with its obligations referred to in paragraph 10.2(a) of this Part and account to the HM Revenue & Customs for any amount in respect of VAT paid by the Seller or any past or present member of the Seller’s Group (excluding Target) pursuant to paragraph 10.2(b) of this Part and provide to the Seller as soon as possible copies of the VAT returns referred to in paragraph 10.2(a) of this Part and any relevant correspondence or documentation sent to or received from HM Revenue & Customs in connection with any matter referred to in that paragraph.

10.4

The Buyer shall procure that the Representative Member claims as soon as reasonably possible and pays to the Seller an amount equal to any VAT which the Representative Member recovers (or would recover but for any payment due to HM Revenue & Customs in respect of actual supplies made by the members of the VAT Group other than the Seller or any past or present member of the Seller’s Group (excluding Target)) from HM

Revenue & Customs in respect of Relevant PAPs and which results from supplies or deemed supplies made to or importations or acquisitions made by the Seller or any past or present member of the Seller’s Group (excluding Target) in the Relevant PAPs but treated as made to the Representative Member under section 43(1) VATA (groups of companies).

11	BUYER’S COVENANT

11.1	The Buyer covenants with the Seller to pay the Seller an amount equal to:

(a)	any Tax for which the Seller or any member of the Seller’s Group is or may be liable as a result of non-payment of Tax by the Target,

but only in circumstances where the Tax is directly or primarily chargeable against or attributable to the Target and arises:

(i)	in respect of Events occurring after Completion; or

(ii)	as a result of the failure of the Buyer or the Target to apply an amount paid by the Seller to the Buyer under this Schedule or to satisfy a claim for breach of the Tax Warranties or to discharge a liability to which the amount relates; and

(b)	any reasonable costs and expenses properly incurred by the Seller in connection with such liability referred to in paragraph (a) or with taking any successful action under this paragraph 11.

11.2	For the purposes of this paragraph 11 any liability to Tax shall include any liability to make a payment of Tax which would have arisen but for the utilisation of any Relief.

11.3	A payment to be made by the Buyer under this Schedule shall be made in cleared funds on or before the later of:

(a)	seven days after written demand for such payment; and

(b)	two days before the date on which the Tax is finally due to the Tax Authority demanding the same.

11.4	Paragraphs 3 (Conduct of Claims) and 5 (Withholding and Tax) of Part 4 of this Schedule shall apply to the covenants contained in this paragraph 11 as they apply to the covenants contained in Part 3 of this Schedule replacing references to the Seller by the Buyer (and vice versa) and making any other necessary modifications.

11.5	The Buyer undertakes to procure that the Target will not cease to trade and no steps will be taken to wind-up the Target within seven days of Completion.

12	ADMINISTRATION

12.1

If the Seller so elects the Seller or its duly authorised agents shall prepare the accounts and corporation tax returns (the “Tax Documents”) of the Target for all accounting periods up to and including the period to 31 December 2009 and deal with all matters relating to them to the extent that the same have not been prepared before Completion (the “Pre-Completion Tax Affairs”) and the Buyer shall procure that the Target provides reasonable access to the Target’s books, accounts and records to enable the Seller or its duly authorised agents to prepare the Tax Documents and to deal with all matters relating to them.

12.2	Without prejudice to the Buyer’s rights under this Schedule, the Buyer shall:

(a)	procure that the Target shall cause the Tax Documents, so far as it is legally able to do so to be authorised, signed and submitted to the appropriate Tax Authority with such reasonable amendments, if any, as the Buyer may request, provided that the Buyer shall not be required to take any action pursuant to this paragraph 12.2 if, in relation to a Tax Document, it is reasonably likely to prejudice the amount of liability of Target in respect of Tax for which the Seller is not liable under this Agreement; and

(b)	shall give the Seller or its agents all such assistance as may be reasonably required to agree those returns with the appropriate Tax Authority provided that the Target shall not be obliged to sign and submit a return which is incorrect.

12.3	The Seller or its duly authorised agents shall:

(a)	deliver all Tax Documents which have been prepared by or on behalf of the Seller in accordance with this paragraph 12 to the Buyer in draft at least fifteen business days before their intended submission to a Tax Authority to allow the Buyer to comment on the Tax Documents in accordance with paragraph 12.4 and for authorisation and signing prior to submission to the relevant Tax Authority;

(b)	deliver a copy or a note of all correspondence or other communication which it receives from or has with a Tax Authority to the Buyer within five business days of receipt of that correspondence or communication from the Tax Authority;

(c)	inform the Buyer in writing of the content of all material discussions, correspondence or other communication which it is intending to have with or submit to any Tax Authority at least 10 business days prior to the intended discussion or submission of the correspondence or other communication (in each case the “Intended Communication”) in order to allow the Buyer to comment on the content of the Intended Communication in accordance with paragraph 12.2; and

(d)	not submit a Tax Document to a Tax Authority which is misleading, untrue or inaccurate.

12.4	The Buyer shall be entitled to comment on all Tax Documents and Intended Communications delivered to it under paragraph 12.3. The Buyer shall take account of and reflect in the Tax Document or Intended Communication any reasonable comments made by the Buyer. The Seller shall not submit any Tax Document or submit, make or have any Intended Communication until the Buyer has either supplied the Seller with its comments or notified the Seller that it has no comments provided that if the Buyer does not supply any comments or notify the Seller that it has no comments within fifteen business days of receipt of the Tax Document or Intended Communication then the Seller shall be entitled to submit that Tax Document or Intended Communication.

12.5	If, in the Buyer’s reasonable opinion, there has been an undue delay on the part of the Seller (or its agents) in dealing with the matters referred to in paragraph 12.1, then the Buyer shall be entitled to assume conduct of these matters in the place of the Seller or its agents.

12.6	Upon agreement with H M Revenue & Customs or other Tax Authority of the matters conducted by the Seller or its agents under this paragraph the Seller or its agents shall deliver copies of all relevant files, documents and information to the Buyer.

12.7	The Seller shall use or shall procure that its agents use all reasonable expedition to ensure that all the tax affairs of the Target conducted by the Seller or its agents under this paragraph 12 are completed as soon as reasonably possible and within the time limits prescribed by law.

12.8	The reasonable costs of any professional advisers shall be borne by the Target provided that the appointment of such professional advisers is approved in advance by the Buyer and that a budget for the work is agreed by the Buyer (acting reasonably) prior to commencement of work.

13	PENSION DEDUCTION

13.1	The Buyer shall notify the Seller within five Business Days of the Buyer becoming aware that the Target (or a member of the Buyer’s Group) will be able to obtain a Pension Deduction Saving.

13.2	The Buyer shall pay to the Seller by way of additional consideration for the Shares an amount equal to the amount of any Pension Deduction Saving arising in respect of the accounting period in which the relevant Pension Deduction is utilised to produce the Pension Deduction Saving within five Business Days of the date upon which any Tax would have been payable by the Target (or the member of the Buyer’s Group which obtains the Pension Deduction Saving) but for the use of the Pension Deduction.

13.3	The Buyer will procure that the Target uses, and the Target will be deemed for the purposes of this paragraph 13 to use, any Pension Deduction available to it which would give rise to a Pension Deduction Saving in priority to all other Reliefs.

13.4	If a Pension Deduction Saving is disallowed or there is a successful challenge by HM Revenue and Customs in relation to a Pension Deduction Saving after the date on which payment has been made to the Seller under paragraph 13.1, the provisions of this Schedule shall apply so that the Buyer shall have a claim under paragraph 1.1 of Part 3 of this Schedule to the intent and effect that the additional consideration paid by the Buyer to the Seller under this paragraph 13.1 shall be repaid by the Seller to the Buyer in accordance with the provisions of this Schedule.

13.5	For the avoidance of doubt, a Pension Deduction Saving shall not be a Seller’s Relief and capable of set off against a Tax liability for which the Seller is liable but shall only be dealt with under this paragraph 13.

14	GROUP PAYMENT ARRANGEMENT

14.1	The Buyer covenants to procure that the Target pays to the Seller an amount equal to any corporation tax which the Nominated Company is required to pay in respect of events occurring after Completion in respect of the Target pursuant to the GPA (the “Payment”).

14.2	The Buyer shall not be liable to make any payment under paragraph 14.1 to the extent that the corporation tax which the Nominated Company is required to pay is in respect of corporation tax allocated to the Target pursuant to the GPA in respect of events occurring before Completion.

14.3	The Buyer shall not be liable to make any payment under paragraph 14.1 to the extent to which it related to any corporation tax which the Seller is liable to pay under this Schedule or would have been so liable had the Target not been party to the GPA.

14.4	Any payment required to be made by the Buyer pursuant to paragraph 14.1 above shall be made on the later of:

(a)	5 working days of the Buyer receiving a written demand for payment from the Seller; and

(b)	the due date for payment to HM Revenue and Customs of the underlying corporation tax liability

14.5	If the Seller is obliged to pay any amount to the Buyer in respect of corporation tax under the Tax Covenant or for breach of any of the Tax Warranties such liability shall be treated as discharged on a pound for pound basis to the extent that the Nominated Company has paid (otherwise from any Payment made by the Target) an amount in respect of such corporation tax to HM Revenue and Customs.

14.6	No Payment shall be made to the extent that:

(a)	the Target has previously at any time satisfied its obligations under the GPA, or is obliged to make payment to any other person, in respect of the same amount;

(b)	discharge by the Nominated Company is other than pursuant to a GPA in respect of a group of companies of which the Target was a member immediately before Completion; or

(c)	the Buyer is not reasonably satisfied that an amount equal to that contribution has been properly apportioned to the Target pursuant to the GPA.

14.7	The Sellers shall:

(a)	procure that there shall be promptly paid to HM Revenue and Customs an amount equal to any Payment following receipt of it in the event that a Payment is made in respect of a liability to corporation tax which has not been discharged;

(b)	procure that there shall be (subject to paragraph 14.7(c) below) promptly apportioned to the Target an amount equal to each Payment, such apportionment to be made by reference to the payment of corporation tax in respect of which the Payment was paid;

(c)	not, without the Buyer’s written consent (not to be unreasonably withheld), reapportion any amount previously apportioned to the Target pursuant to the GPA;

(d)	promptly (and in any case within two days of receipt thereof from a Tax Authority) pay, or procure that there is paid, to the Target an amount equal to:

(i)	any excess by which the amount or the aggregate amount of any Payments exceeds the amount of Tax finally apportioned to the Target in respect of which the Payments are made; and

(ii)	interest on such excess at the rate paid from time to time by HM Revenue and Customs on overpaid corporation tax during the period from the date of the payment of the Payment to the date of payment of such excess pursuant to paragraph 14.7(d)(i); and

(e)	procure that the Target is removed from any simplified arrangements for Group Relief under Corporation Tax (simplified Arrangements for Group Relief) Regulations 1999 with effect from Completion.

15	RELEASE

15.1	Any liability of the Seller under this Schedule or for breach of any of the Tax Warranties may in whole or in part be released, compounded or compromised by the Buyer in its absolute discretion or time or indulgence may be given by the Buyer in its absolute discretion as regards the Seller who is under such liability without in any way prejudicing or affecting its rights against the Seller under the same or a like liability whether joint and several or otherwise.

15.2	No delay or omission of the Buyer in exercising any right, power or privilege under this Schedule shall impair such right, power or privilege or be construed as waiver of such right, power or privilege and any single or partial exercise of any such right, power or privilege shall not preclude the further exercise of any right, power or privilege.

16	REDUCTION IN CONSIDERATION

Any payments made under the agreement by the Seller shall be treated as a reduction in the consideration payable under this agreement.

SCHEDULE 7

THE NET ASSET STATEMENT

The Net Assets shall comprise the Book Debts and other current assets of the Target Group (but excluding fixed assets) less current liabilities of the Target Group at the Transfer Date. A proforma of the Net Asset Statement is set out in Part 3 of this Schedule, for illustrative purposes only.

1	PART 1 – GENERAL ACCOUNTING PRINCIPLES AND POLICIES

1.1	The accounting principles, policies, bases, practices and methods to be used in the preparation of the Net Asset Statement are as follows:

(a)	the specific principles, policies, bases, practices and methods detailed in Part 2 of this Schedule, and subject thereto;

(b)	the principles, policies, bases, practices and methods consistent with those used in the preparation of the last Management Accounts and subject thereto;

(c)	GAAP in force at the time of preparation of the Net Asset Statement.

1.2	For the avoidance of doubt paragraph 1.1(a) of this Schedule shall take precedence over paragraph 1.1(b) of this Schedule; and

2	PART 2 – SPECIFIC ACCOUNTING PRINCIPLES AND POLICIES

2.1	The following specific principles, policies, bases, practices and methods shall be used in preparation of the Net Asset Statement:

(a)	events and circumstances occurring after 30 days from the Transfer Date shall not be taken into account;

(b)	no provision shall be made for corporation tax or for deferred tax;

(c)	the Advance Ticket Receipts shall not be included in the Net Asset Statement;

(d)	the Free Cash and the London Show Escrow Accounts shall not be included in the Net Asset Statement;

(e)	no provision shall be made for Property Creditors in excess of the provisions made in the Management Accounts;

(f)	no provision shall be made for any sum arising as a result of a matter covered by an indemnity given in favour of the Buyer as set out in clause 11;

(g)	a provision of £83,000 shall be made in respect of the Target’s audit fee;

3	PART 3 - PROFORMA NET ASSET STATEMENT

Net Asset Statement as at 31 October 2009

Item	£

Accounts Receivable	1,230,940

Prepayments	633,238

Inventory	211,302

Other Current Assets	35,000

Total Current Assets	2,110,480

Accounts Payable	(438,692)

Accrued Liabilities	(4,117,279)

Accrued Taxes	(505,155)

Deferred Revenue	(1,316,814)

Total Current Liabilities	(6,377,940)

Net Working Capital Deficit	(4,267,459)

SCHEDULE 8

ADVANCE TICKET AND FREE CASH RECONCILIATION

Part 1 – General Accounting Principles and Policies

1.1	The accounting principles, policies, bases, practices and methods to be used in the preparation of the Advance Ticket and Free Cash Reconciliation are as follows:

(a)	the principles, policies, bases, practices and methods consistent with those used in the preparation of the last Management Accounts and subject thereto;

(b)	GAAP in force at the time of preparation of the Advance Ticket and Free Cash Reconciliation.

1.2	For the avoidance of doubt paragraph 1.1(a) of this Schedule shall take precedence over paragraph 1.1(b) of this Schedule.

A proforma of the Advance Tickets and Free Cash Reconciliation is set out at Part 2 of this Schedule, for illustrative purposes only.

Part 2 – Pro Forma For Illustration Only

Estimated Advance Ticket and Free Cash Reconciliation

Account	Item	£
21045	Ticket Receipts	26,112,271

21044	Settlement Due to Promoter	823,237

21025	PRS Due	62,114

12502	Ticket Advance to Promoters	(143,597)

11017	Receipts due from TM	(2,080,268)

11022	Settlement Due from Promoter	(48,055)

	Agent AR	(1,986,609)

	Advance Ticket Receipts	22,739,092

	Less : Venue Floats	(107,036)

	Less: Outstanding Bankings	(734,763)

	Reconciliation	21,897,292

	Of which :

Estimated Advance Ticket and Free Cash Reconciliation

London Show Escrow Accounts	2,444,825

Other Cash	19,452,468

SIGNED and delivered as a deed by APOLLO LEISURE GROUP LIMITED acting by a director in the presence of: /s/ David Rogers

Signature of witness: /s/ Dawn Conquest

Name of witness: Dawn Conquest

Address:	41 Black Lane

Eynsham Witney, Oxfordshire

OX29 4QP

SIGNED and delivered as a deed by THE AMBASSADOR THEATRE GROUP LIMITED acting by a director in the presence of: /s/ Peter Kavanagh

Signature of witness: /s/ Andrew Hill

Name of witness: Andrew Hill

Address:	One Fleet Place

London EC4M 7WS

SIGNED and delivered as a deed by LIVE NATION, INC. acting by John Hopmans being a person who in accordance with the laws of incorporation of Delaware is acting under the authority of the company:

/s/ John Hopmans

Authorised signatory